As filed with the Securities and Exchange Commission on June 17, 1998

                            Registration No. 333-6722


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         POST-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM SB-2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          CREATIVE HOST SERVICES, INC.
            (Exact name of registrant as specified in their charter)

                                   California
  (State or other jurisdiction of incorporation or organization of registrant)

                                   33-1069494
                     (I.R.S. employer identification number)

                         6335 Ferris Square, Suites G-H
                           San Diego, California 92126
                                 (619) 587-7300
               (Address, including zip code, and telephone number,
        including area code, of registrants' principal executive office)

                              Sayed Ali, President
                          Creative Host Services, Inc.
                          6335 Ferris Square, Suite G-H
                           San Diego, California 92126
                                 (619) 587-7300
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                 With copies to:

                            James A. Mercer III, Esq.
                       Luce Forward Hamilton & Scripps LLP
                          600 West Broadway, Suite 2600
                           San Diego, California 92101
                                 (619) 699-2447
                              (619) 645-5340 (fax)

                  Approximate date of commencement of proposed
                 sale to the public: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1993, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ X ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ X ] Registration No. 333-6722.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]



         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                    SUBJECT TO COMPLETION DATED JUNE 17, 1998

PROSPECTUS

                          CREATIVE HOST SERVICES, INC.

                           572,650 Shares Common Stock
                462,500 Redeemable Common Stock Purchase Warrants
                         462,500 Shares of Common Stock
                    Underlying Common Stock Purchase Warrants


         This Prospectus relates to 572,650 shares of Common Stock ("Common Stock") of Creative Host Services, Inc. (the "Company"), the 462,500 Redeemable Common Stock Purchase Warrants ("Warrants"), issued to certain investors (the "Selling Securityholders") upon the conversion of warrants issued to such Selling Securityholders in private placements by the Company completed in January and February, 1997 (collectively, the "Private Placement"), and the 462,500 shares of Common Stock underlying the Warrants. Each Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $5.40 subject to adjustment, until July 21, 2000. The Warrants are subject to redemption by the Company at a price of $.05 per Warrant on 45 days written notice if the last sale price of the Common Stock exceeds 150% of the Warrant exercise price for at least 20 of the 30 trading days immediately preceding the notice of redemption.

         The securities offered by this Prospectus may be sold from time to time by the Selling Securityholders, or by their transferees. The distribution of the securities offered hereby may be effected in one or more transactions that may take place in the over-the-counter market, including ordinary brokers' transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Securityholders.

         The Selling Securityholders and intermediaries through whom such securities are sold may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered, and any profits realized or commission received may be deemed underwriting compensation. The Company has agreed to indemnify the Selling Securityholders against certain liabilities, including liabilities under the Securities Act.

         The Company will not receive any of the proceeds from the sale of securities by the Selling Securityholders. In the event the Warrants are fully exercised, the Company will receive gross proceeds of $2,497,500.

         The Common Stock of the Company is traded on the NASDAQ Small Cap Market under the symbol "CHST." On June 15, 1998, the last bid price and ask price for the Common Stock as reported on the NASDAQ Small Cap was 1.94. The Company has applied to have the Warrants listed on the NASDAQ Small Cap Market under the symbol "CHSTW." There has been no public market for the Warrants.

                                 --------------

         THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

                            -------------------------

             THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED
              BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE
                 COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                    OF THIS PROSPECTUS. ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.

                            -------------------------


               The date of this Prospectus is _____________, 1998

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



                             ADDITIONAL INFORMATION

         This Prospectus is part of a Registration Statement on Form SB-2 (together with all amendments and exhibits thereto, the "Registration Statement") which has been filed by the Registrants with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), relating to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement and to the exhibits filed therewith, which may be examined without charge at the Washington, D.C. office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at 500 Madison (Suite 1400), Chicago, Illinois 60661. Copies of all or any part thereof may be obtained from the Public Reference Section of the Commission upon payment of the fees prescribed by the Commission. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance such statement is qualified by reference to each such contract or document.

         The  Company  is  subject  to  the  informational  requirements  of the
Securities  Exchange  Act of  1934  (the  "Exchange  Act")  and,  in  accordance therewith,  files  reports,  proxy  statements  and other  information  with the
Commission. Such reports, proxy statements and other information may be inspected at public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington D.C. 20549; Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; 7 World Trade Center, New York, New York, 10048; and 5670 Wilshire Boulevard, Los Angeles, California 90036. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.



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



                               SUMMARY PROSPECTUS

         The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. Each prospective investor should carefully read this Prospectus in its entirety, including the section titled "RISK FACTORS."

                                   The Company

         Creative Host Services, Inc. (together with its subsidiaries, the "Company") is primarily engaged in the business of acquiring and operating food, beverage and other concessions at airports throughout the United States. The Company currently has 30 operating concession facilities at 16 airports, 29 of which are Company owned and one of which is franchised, including concessions at Los Angeles International Airport, Denver International Airport, Portland International Airport, and the airports in Aspen, Colorado; Orange County, California; Madison and Appleton, Wisconsin; Lexington, Kentucky; Asheville and Greensborough (Piedmont Triad), North Carolina; Allentown, Pennsylvania; Roanoke, Virginia; Columbia, South Carolina; Sioux Falls, South Dakota; and Cedar Rapids and Des Moines, Iowa. In addition, the Company has been awarded contracts for the construction of six additional concession facilities, including two locations at Ontario, California; one location at John F. Kennedy International Airport, in New York City; one location at Midland, Texas; and two additional locations at Des Moines, Iowa. The Company expects to commence operations at each of these six additional facilities in 1998. The airport contracts include concessions that range from a concession to operate single and multiple food and beverage outlets to a master concession to operate all food and beverage, as well as news and gift and merchandise, locations at an airport. The Company's airport concession business is complemented by inflight catering contracts awarded to it by major airlines at certain airports. The Company currently utilizes its existing facilities at airports to provide fresh meals to airlines. The Company is currently seeking and evaluating additional concession opportunities at several other airports in the United States. See "BUSINESS -- The Concession Business."

         According to recent reports by the Federal Department of Transportation, there are over 400 commercial airports in the United States. While revenue numbers for the airport concessionaires are difficult to obtain, the Department of Transportation estimates that in 1992 domestic airports received revenues in excess of $2.4 billion from concessionaires and concession activities. The airport concession business is currently dominated by a few large competitors such as Host Marriott Services Corporation and CA One
Services, Inc. Both of these competitors have, over a period of decades, established a marketing strategy of providing turnkey concession services to airport authorities, bidding for the concession on an entire airport or terminal complex. Frequently, those competitors bring a nationally-known franchise to the airport as part of their bid. The Company has historically focused on medium sized airports, competing with a number of other competitors, such as Fine Host and Air Host. In order for the Company to continue to grow, however, management believes that it will increasingly need to focus on larger airports where it will necessarily compete with the industry leaders. See "BUSINESS -- Competition."

         Concessions to operate food and beverage and other retail operations at domestic airports are generally granted by an airport authority pursuant to a request for proposal process. Proposals generally contain schematic drawings for the concession layout, a commitment to make capital improvements at the concession location, and sample menus. Rent is paid to the airport authority on the basis of a percentage of sales, with a minimum amount of rent guaranteed by the concessionaire. For airport locations with a history of operations, the Company evaluates information concerning historical revenues for the location in determining the amount to bid for both percentage and minimum rent. For locations which are newly constructed, the Company evaluates projections for the number of passengers expected to use the airport and amounts to be spent per person at airport concessions in forming a projection for revenues. As a result of the requirement to make capital improvements, the Company makes large capital outlays at the beginning of a concession term, which it seeks to recover during the remaining term. Concessions are usually awarded for a ten year period. Generally concessions are resubmitted for proposals at the end of the term and the Company would have to resubmit a bid to secure an additional ten year term.

         The Company has secured nearly all of its existing airport concessions through the request for proposal process. The Company believes its success in securing concessions through this process is attributable to tailoring its bids to a specific airport's needs, offering a unique selection of quality food and beverages, and a distinctive decor. In its proprietary menu items the Company strives to provide foods which are healthy and higher quality than typical fast food or cafeteria style products, while maintaining value pricing. The Company's Bakery/Deli style restaurants feature a selection of croissant sandwiches and a selection of vegetable, fruit and pasta salads. At locations which are anticipated to have higher revenues, the Company's strategy is to secure franchise relationships with nationally recognized food and beverage companies as part of its proposals. The Company has entered into agreements with several such companies, including Little Caesar's Pizza and TCBY Yogurt. Under these arrangements, the Company owns the concession rights from the airport authority and the Company's employees operate the location. The Company then pays franchise fees under a franchise agreement. The Company intends to continue to develop relationships with a number of national and regional food and beverage companies, which it expects will provide it the flexibility to tailor product offerings to meet a particular airport's desires. See "BUSINESS -- The Concession Business."

          The Company has historically used a variety of restaurant designs and decors in bidding for airport concessions, including Cafe and Spirits, Creative Croissants Bakery/Deli, Panache Coffees, Creative Juices, Haute Dogma, and food court concepts. Existing airport locations include mini-libraries, lounges and, in Sioux Falls, a casino. Depending on the size of the contract and the circumstances of each location, the Company may bid to be the master concessionaire to develop and manage all concession services at an airport, or it may bid for specific locations with customized themes.

         The Company has also sought to expand its physical presence at airports by acquiring existing concessionaires with one or more airport locations. Generally, the airport authority overseeing the operations at the airport will have the right under the existing concession agreement to approve of the change in control. The Company has typically negotiated for an extension of the concession term in exchange for additional capital improvements or additional facilities or menu items to be offered at the concession location as part of securing the airport authority's consent to the transfer. See "BUSINESS -- The Concession Business."

         The Company operates a 4,635 square foot food preparation center in San Diego, California in which it prepares bakery food items including muffins, croissants and pastries. The food preparation center supplies frozen bakery goods to each of the Company's airport concessions as well as baked goods to franchise restaurants (described below) and to other restaurants in the San Diego area. The bakery foods are made from the Company's proprietary recipes and shipped frozen in dough form to all facilities on a periodic basis, allowing for consistency in quality and easy on-site baking and serving.
See "BUSINESS -- Food Preparation Center."

         Finally, the Company franchises restaurants under the name "Creative Croissants." There are currently 11 operating Creative Croissant franchise restaurants. Franchisees are required to purchase all of their baked products from the Company's food preparation center. Historically, the Company's franchise restaurant business has operated at a loss. For the nine month period ended September 30, 1997, franchise royalties were approximately 1% of total revenues. The Company anticipates revenues from franchise operations to remain unchanged or decline over time as the Company continues to focus its efforts on the growth of its Company-owned concession business. See "BUSINESS -- Franchise Operations" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

         The Company commenced business in 1987 as an owner, operator and franchisor of French style cafes featuring hot meal croissants, fresh roasted gourmet coffee, fresh salads and pastas, fruit filled pastries, muffins and other bakery products. In 1990, the Company entered the airport food and beverage concession market when it was awarded a concession to operate a food and beverage location for John Wayne Airport in Orange County, California, which is currently operated by a franchisee. In 1994 the Company was awarded its first multiple concession contract for the Denver International Airport, where it now operates two facilities and anticipates opening a third food and beverage location in 1998. In 1996, the Company was awarded its first master concession contract, which is for the airport in Cedar Rapids, Iowa, where it has the right to install and manage all food, beverage, news, gift and other services.

         The Company was incorporated in California in 1986. The Company's executive offices and food preparation center are located at 6335 Ferris Square, Suites G-H, San Diego, California. The Company's telephone number is (619) 587-7300.


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



                                  The Offering

Securities Offered by the Selling
Securityholders.......................  572,650 shares of Common Stock, 462,500
                                        Warrants  and  462,500  shares of Common
                                        Stock  issuable  upon  exercise  of  the
                                        Warrants.   Each  Warrant  entitles  the
                                        holder to  purchase  one share of Common
                                        Stock at an  exercise  price  of  $5.40,
                                        subject to adjustment, at any time until
                                        July 21, 2000.  The Warrants are subject
                                        to redemption  in certain  circumstances
                                        on   45   days   written   notice.   See
                                        "DESCRIPTION  OF  SECURITIES,"  "SELLING
                                        SECURITYHOLDERS"     and     "PLAN    OF
                                        DISTRIBUTION."

Offering Price........................  Prevailing market price Securities

Outstanding...........................  3,098,492 shares of Common Stock(1)
                                        462,500 Redeemable Common Stock Purchase
                                            Warrants

NASDAQ Small Cap Market Symbols:
     Common Stock.....................  CHST
     Warrants.........................  CHSTW (as applied for with NASDAQ)

--------------------

(1) Does not include (i) up to 462,500 shares of Common Stock issuable upon exercise of the Warrants; (ii) the possible issuance of 100,000 shares of Common Stock in connection with the repurchase of concession rights from the Company's franchisee at the Denver International Airport;
         (iii) up to 35,000 shares of Common Stock issuable upon exercise of outstanding vested options; and (iv) the issuance of up to 115,000 shares of Common Stock issuable upon exercise of the Representative's Warrant.

                             Summary Financial Data

         The financial data for the years ended December 31, 1996 and 1997 presented below is derived from the Company's audited financial statements included elsewhere in this Prospectus. The following selected financial data should be read in conjunction with the consolidated financial statements and the related notes thereto included in this Prospectus.

Statements of Operations Data:



                                        Year Ended        Three Months Ended
                                       December 31,             March 31
                                 -----------------------------------------------
                                     1996       1997        1997        1998
                                 -----------------------------------------------
                                                        (Unaudited)  (Unaudited)
Total Revenues.................  $5,691,645  $9,802,529  $2,055,782  $3,455,914
Cost of Goods Sold.............   1,752,541   3,126,711     676,288   1,054,327
Gross Profit...................   3,939,104   6,675,818   1,379,514   2,401,587
Operating Costs and Expenses...   3,556,410   6,438,863   1,295,673   2,238,274
Income from Operations.........     382,694     236,955      83,841     163,313
Interest Expense...............    (195,120)   (205,965)    (65,327)    (37,734)
Income Before Taxes............     187,574      37,631      18,514     125,307
Net Income.....................     187,574      37,631      18,514     125,307

Balance Sheet Data:

                                               December 31,      March 31,
                                                  1997             1998
                                              -----------------------------
                                                                (Unaudited)

Working Capital..........................        $178,285        $(126,303)
Total Assets.............................      $7,109,821       $7,131,014
Long Term Debt...........................        $907,951         $779,743
Total Shareholder's Equity (Deficit).....      $4,489,835       $4,615,142




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



                                  RISK FACTORS

         The following factors should be carefully considered in evaluating a potential investment in the Company.

         Forward-Looking Statements. The following cautionary statements are made pursuant to the Private Securities Litigation Reform Act of 1995 in order for the Company to avail itself of the "safe harbor" provisions of that Act. The discussions and information in this Prospectus may contain both historical and forward-looking statements. To the extent that the Prospectus contains forward-looking statements regarding the financial condition, operating results, business prospects or any other aspect of the Company, please be advised that the Company's actual financial condition, operating results and business performance may differ materially from that projected or estimated by the Company in forward-looking statements. The Company has attempted to identify, in context, certain of the factors that it currently believes may cause actual future experience and results to differ from the Company's current expectations. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, general decreases in air travel, intense competition, including entry of new competitors, increased or adverse federal, state and local government regulation, inadequate capital, unexpected costs, lower revenues and net income than forecast, loss of airport concession bids or existing locations, price increases for supplies, inability to raise prices, failure to obtain new concessions, the risk of litigation and administrative proceedings involving the Company and its employees, higher than anticipated labor costs, the possible fluctuation and volatility of the Company's operating results and financial condition, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, and other specific risks that may be alluded to in this Prospectus.

         Need for Substantial Additional Capital. The Company does not anticipate that the cash flow from its current operations will be sufficient to permit it to acquire additional locations at its historic growth rate. The Company will be required to raise substantial additional capital in the future in order to have sufficient funds to build out capital improvements for any newly awarded concession locations. No assurances can be provided that additional capital to sustain such growth will be available on terms acceptable to the Company or at all. Failure to secure adequate capital to bid, win, retain or service concession contracts, will hinder the Company's growth or force it to franchise valuable locations that it would otherwise prefer to operate directly. In addition, the Company presently utilizes equipment leasing to finance some of its operations. Additional lease financing with rates acceptable to the Company may not be available, in which case the Company will be required to raise additional capital or cease its expansion program until such financing or capital is made available, if ever. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION" and "BUSINESS."

         Dependence on Airport Concession Business. The Company is currently dependent on the airport concession business for substantially all of its revenues and expects such dependence to continue for the foreseeable future. The concession business is highly competitive and subject to the uncertainties of the bidding and proposal process. Sophisticated bid packages and persuasive presentations are required in order to have an opportunity to win concession contracts at airports and other public venues. While there are thousands of airport concessions nationwide, the majority of those concessions are located in the largest 125 airports, resulting in a relatively small market for airport concessions. Concession business operators, such as the Company, must maintain their reputations with the various airport authorities and other government, quasi government and public agencies in order to remain eligible to win contracts. The terms and conditions of concession contracts must be carefully analyzed to ensure that they can be profitable for the Company. Preliminary results for the fiscal year ended December 31, 1997 indicated that the Company's locations at Allentown and Portland operated at an aggregate loss of approximately $130,000. Because the Company's concession agreements contain minimum rent guarantees, the Company is constrained in its ability to terminate under-performing locations. In addition, the failure of any single concession could have a material adverse impact on the Company's reputation with airport authorities generally, and hinder the Company's ability to renew existing concessions or secure new ones. There is no assurance that the Company will continue to be awarded concession contracts by airports or by any other public venue, that the concession contracts will be profitable, or that the Company will not lose contracts that it has been awarded. See "BUSINESS."

         Concessions Subject To Set Asides and Special Requirements. Rules issued by the Federal Aviation Administration ("FAA") require a portion of airport concession contracts to be awarded to certain classes of entities or persons designated as disadvantaged business enterprises ("DBEs"). The rules do not specify the method in which the DBEs

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



must participate, whether through owning the concession, employment or providing services. Competitors in the industry have relied on combinations of using DBE employees or vendors to meet this requirement. Prior to the Company's initial public offering in July 1997, Mr. Sayed Ali, a native of Pakistan, owned all of the Company's Common Stock, thereby satisfying FAA rules. As a result of the change in ownership resulting from the initial public offering, the Company's status as a DBE is less clear. Certain existing concession contracts designate the Company as a DBE and may have to be reaffirmed. Management believes that even if Mr. Ali's current equity ownership of the Company is no longer sufficient to qualify as a DBE, the Company would be able to maintain all of its contracts and can continue to satisfy DBE rules by hiring or contracting with minority parties or other entities qualifying as DBEs, if required. However, it has not discussed with any airport authority the possible impact of its change in status; nor has the Company attempted to reaffirm any existing contract. The Company's status as a DBE assisted it in securing concessions with several airports. The Company believes it can continue to secure new concessions on the basis of the products and services it offers and its industry reputation. The Company has secured concessions to operate 7 additional locations after its initial public offering and the resultant dilution of ownership, although the Company is not aware of the extent to which the Company's DBE status, or lack thereof, was a factor in the airport authorities' decisions to award such contracts to the Company. To the extent that the Company's historic rate of success in securing new airport concessions was attributable to its status as a DBE, that growth rate may decline if the Company is not recognized as a DBE or if DBE programs are eliminated or curtailed. See "BUSINESS--Governmental Regulation."

         Possible Early Termination of Concessions. Certain airport authorities or airlines that operate concession locations provide in their concession agreements for the right to reacquire the concession from the concessionaire upon reimbursement of equipment and build out costs and, sometimes, a percentage of anticipated profits during the balance of the concession term. Certain of the Company's significant concession contracts, including Los Angeles International, Des Moines, Iowa, Columbia, South Carolina and Cedar Rapids, Iowa, provide for such early termination. See "BUSINESS -- The Concession Business." To date, the Company has not had any of its concessions terminated, and the Company has not received notice that any airport authority is contemplating the early termination of any of the Company's concessions. No assurances can be provided, however, that these airport authorities will not exercise their contractual right to early termination of the concession contracts in the future.

         Possible Delay in Commencement of Concession Operations The commencement of the Company's concession operations at any airport location are subject to a number of factors which are outside the Company's control, including construction delays and decisions by airport authorities to delay the opening of concessions. The Company has, in the past, experienced delays in commencing operations because of decisions by airport authorities. The Company's franchisee had completed capital improvements for a facility at the Denver International Airport, only to have the airport authority close the concourse when a major airline withdrew its operations from that airport. The Company has also been asked to delay commencement of its operations at JFK International Airport in New York. Consequently, the Company bears the risk that after a concession has been awarded, the completion of capital improvements or the commencement of operations at completed facilities may be delayed. Any such delay or requirement by an airport authority for the Company to construct facilities during peak travel periods would adversely impact the Company's financial projections and cash flow planning, and may have a material adverse impact on the Company's financial position.

         Dependence on Key Personnel and Need to Attract Qualified Management. The Company's success will depend largely upon the Company's management. While management has had previous experience in concession and restaurant operations, there can be no assurance that the Company's operations will be successful. Sayed Ali, Chairman of the Board, President and Chief Executive Officer of the Company, has entered into a five-year employment agreement with the Company which commenced on January 1, 1997. In the event of a loss of the services of Mr. Ali, the Company could be materially adversely affected because there is no assurance that the Company could obtain successor management of equivalent talent and experience. The Company is currently listed as beneficiary of a $220,000 key man life insurance policy which is owned by Mr. Ali and is pledged as security for a Small Business Administration ("SBA") loan. In addition, the Company has obtained a $1,000,000 key man policy on Mr. Ali which the Company owns. Given the Company's stage of development, the Company is dependent upon its ability to identify, hire, train, retain and motivate highly qualified personnel, especially management personnel which will be required to supervise the Company's expansion into various geographic areas. There can be no assurance that the Company will be able to attract qualified personnel or that the Company's current employees will continue to work for the Company. The failure to attract, assimilate and train key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. See "MANAGEMENT."

         Highly Competitive Industry Dominated by Larger Competitors. The Company competes with certain national and several regional companies to obtain the rights from airport and other authorities to operate food, beverage, news, gift, merchandise and inflight catering concessions. The airport concession market is principally serviced by several companies which are significantly larger than the Company, including, but not limited to, Host Marriott Services, Inc., CA One Services, Concessions International, and Ogden Food Services. Each of these well established competitors possesses substantially greater financial, marketing, administrative and other resources than the Company. Many of the Company's competitors have achieved significant brand name and product recognition. They engage in extensive advertising and promotional programs, both generally and in response to efforts by additional competitors to enter new markets or introduce new products. There can be no assurance that the Company will be able to compete successfully in its chosen markets. See "BUSINESS--Competition."

         Dependence  Upon  Continuing   Approvals  from  Government   Regulatory
Authorities. The food and beverage service industry is subject to various federal, state and local government regulations, including those related to health, safety, wages and working conditions. While the Company has not experienced difficulties in obtaining necessary government approvals to date, the failure to obtain and retain food licenses or any other governmental approvals could have a material adverse effect on the Company's operating results. Moreover, the Company's failure to meet government regulations could result in the temporary closure of one or more of its concession facilities, restaurants or the food preparation center, any of which would have a material adverse impact on the Company's financial condition and result of operations. In addition, operating costs are affected by increases in the minimum hourly wage, unemployment tax rates, sales taxes and similar matters over which the Company has no control. The Company is also subject to federal and state laws, rules and regulations that govern the offer and sale of franchises. See "BUSINESS--Government Regulations."

         No Assurance of Enforceability of Trademarks. The Company utilizes trademarks in its business and has registered its Creative Croissants(R) trademark. While the Company intends to file federal trademark registrations for certain of its other trademarks, it has not yet done so. There can be no assurance that the Company will be granted registration for such trademarks or that the Company's trademarks do not or will not violate the proprietary rights of others, that the Company's trademarks would be upheld if challenged or that the Company will not be prevented from using its trademarks, any of which could have a material adverse effect on the Company. Should the Company believe that its trademarks are being infringed upon by competitors, there can be no assurance that the Company will have the financial resources necessary to enforce or defend its trademarks and service marks. See "BUSINESS--Trademarks."

         Seasonality. Because the Company's airport concession business is dependent on pedestrian traffic at domestic airports, the Company experiences some seasonality consistent with enplanements and general air traffic patterns. Accordingly, the Company's revenues and income are generally expected to be lowest in the first quarter of the year and become progressively stronger through the fourth quarter, which includes the holiday travel periods. See "BUSINESS -- Seasonality." See "BUSINESS--Seasonality."

         Control by Principal Shareholder. The principal shareholder of the Company, Mr. Sayed Ali, beneficially owns 30% of the outstanding shares of capital stock of the Company. Accordingly, Mr. Ali has significant influence over the outcome of all matters submitted to the shareholders for approval, including the election of directors of the Company. See "PRINCIPAL STOCKHOLDERS."

                                 USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of the shares offered hereby by the Selling Securityholders.


                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company as of March 31, 1998. The financial data in the following table should be read in conjunction with the Company's financial statements and the notes thereto contained elsewhere in this Prospectus.



                                                                  March 31, 1998
                                                                ----------------
ndebtedness:
   Long-term indebtedness(1).........................                  779,743
Stockholders' Equity:
   Preferred Stock, no par value, 2,000,000 shares authorized,
        -0- shares issued and outstanding............                        0
   Common Stock, no par value, 20,000,000 shares authorized,
      3,098,492 issued and outstanding(2)............                5,820,514
Additional Paid-In Capital...........................                  857,537
Accumulated Deficit..................................               (2,062,909)
Total Shareholders' Equity (deficit).................                4,615,143
Total Capitalization.................................                5,394,886

----------------------

(1)      Includes capital lease obligations of $667,836.

(2) Does not include (i) up to 462,500 shares of Common Stock issuable upon exercise of the Warrants; (ii) the possible issuance of 100,000 shares of Common Stock in connection with the repurchase of concession rights from the Company's franchisee at the Denver International Airport;
         (iii) up to 35,000 shares of Common Stock issuable upon exercise of outstanding vested options; and (iv) the issuance of up to 115,000 shares of Common Stock issuable upon exercise of the Representative's Warrant.


                                 DIVIDEND POLICY

         The Company has not declared or paid any cash dividends and does not intend to pay cash dividends in the foreseeable future on shares of its Common Stock. Cash dividends, if any, that may be paid in the future to holders of Common Stock will be payable when, as and if declared by the Board of Directors of the Company, based upon the Board's assessment of the financial condition of the Company, its earnings and its need for funds. The Company is currently party to an SBA loan agreement which prohibits it from paying dividends on its Common Stock or Preferred Stock without the lender's prior consent. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS Liquidity and Capital Resources."

                             SELECTED FINANCIAL DATA

         The financial data for the years ended December 31, 1996 and 1997 presented below is derived from the Company's audited financial statements included elsewhere in this Prospectus. Interim financial data for the three-month periods ended March 31, 1997 and March 31, 1998 were derived from the Company's unaudited financial statements included elsewhere in this Memorandum. The results for the three-month period ending March 31, 1998 are not necessarily indicative of the results to be expected for the entire year. The following selected financial data should be read in conjunction with the Company's financial statements and the related notes included in this Prospectus.

Statements of Income and Operations:


                                                         Year Ended                     Three Months Ended
                                                         December 31,                         March 31,
                                               ----------------------------------------------------------------
                                                   1996              1997              1997             1998
                                               ----------------------------------------------------------------
Revenues:
     Concessions                               $4,822,804         $9,035,807       $1,868,275       $3,276,590
     Food preparation center sales                742,434            659,008          154,997          165,023
     Franchise royalties                          126,407            107,714           32,509           14,301
                                               ----------------------------------------------------------------
         Total revenues                         5,691,645          9,802,529       $2,055,782       $3,455,914
     Cost of goods sold                         1,752,541          3,126,711          676,288        1,054,327
                                               ----------------------------------------------------------------
     Gross profit                               3,939,104          6,675,818        1,379,514        2,401,587
                                               ----------------------------------------------------------------
Operating costs and expenses:
     Payroll and other employee benefits        1,771,720          3,524,001          666,063        1,047,977
     Occupancy                                  1,101,593          1,790,306          308,450          529,955
     General, administrative and selling
     expenses                                     683,097          1,124,556          321,160          660,342
                                               ----------------------------------------------------------------
         Total operating costs and expenses     3,556,410          6,438,863        1,295,673        2,238,274
                                               ----------------------------------------------------------------
Income from operations                            382,694            236,955           83,841          163,313
                                               ----------------------------------------------------------------
Interest, net                                    (195,120)          (205,965)         (65,327)         (37,734)
Other income                                           --              6,641               --             (272)
                                               ----------------------------------------------------------------
                                                 (195,120)          (199,324)          65,327
                                               ----------------------------------------------------------------
Net income                                       $187,574            $37,631          $18,514         $125,307
                                               ----------------------------------------------------------------
Net income (lose) applicable to common stock     $121,574           $(41,869)        $(11,986)        $125,307
                                               ----------------------------------------------------------------
Net income (loss) per share                          $.10             $(.02)          $(0.01)            $0.04
                                               ----------------------------------------------------------------
Weighted average number of shares outstanding   1,200,000          2,004,596        1,200,000        3,098,492
                                               ----------------------------------------------------------------
Number of Company owned airport concession
     facilities operating at period end                13                 29               17               29
                                               ----------------------------------------------------------------


Balance Sheet Data:

                                                              Actual
                                                     ---------------------------
                                                               As of
                                                          March 31, 1998
                                                     ---------------------------

Working Capital.............................                 $(126,303)
Total Assets................................                $7,131,014
Long-Term Debt..............................                  $779,743
Shareholder's Equity (Deficit)..............                $4,615,142




                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

         With the exception of historical matters, the matters discussed in this commentary are forward looking statements that involve risks and uncertainties. Forward looking statements include, but are not limited to, statements concerning anticipated trends in revenues, the future mix of Company revenues, the ability of the Company to reduce certain operating expenses as a percentage of total revenues, the ability of the Company to reduce General and Administrative Expenses as a percentage of total sales, and the potential increase in net income and cash flow The Company's actual results could differ materially from the results discussed in such forward looking statements. Factors that could cause or contribute to such differences include the inability to obtain the substantial additional capital necessary to complete construction of capital improvements awarded under existing concession agreements, possible early termination of existing concession contracts, possible delay in the commencement of concession operations at newly awarded concession facilities, the need and ability to attract and retain qualified management to manage operations, the need to obtain continuing approvals from government regulatory authorities, the term and conditions of any potential merger or acquisition of existing airport concession operations.

Overview

         The Company commenced business in 1987 as an owner, operator and franchisor of French style cafes featuring hot meal croissants, fresh roasted gourmet coffee, fresh salads and pastas, fruit filled pastries, muffins and other bakery products. The Company currently has 9 restaurant franchises which operate independently from its airport concession business. The restaurant franchise business has never been profitable for the Company. Although the Company maintains a current offering circular on file with the FTC and various state authorities, the Company has not sold a new franchise since 1994.

         In 1990, the Company entered the airport food and beverage concession market when it was awarded a concession to operate a food and beverage location for John Wayne Airport in Orange County, California, which is currently operated by a franchisee. In 1994, the Company was awarded its first multiple concession contract for the Denver International Airport, where it was awarded a second concession in 1994 and two subsequent concessions in 1996. The success of the franchisees operating the Orange County and Denver International Airport concessions prompted the Company to enter into the airport concession business. Since 1994, the Company has opened 28 concession locations at 13 airports. In 1996, the Company was awarded its first master concession contract for the airport in Cedar Rapids, Iowa, where it has the right to install and manage all food, beverage, news, gift and other services.

         As a result of this transition in its business, the Company's historical revenues have been derived from three principal sources: airport concession revenues, restaurant franchise royalties and wholesale sales from its food preparation center. These revenue categories comprise a fluctuating percentage of total revenues from year to year. Over the past three years, revenues from concession operations have grown from 59% of total revenues in 1995 to 92% of total revenues in 1997.

         As of December 31, 1996, the Company had working capital of $(938,224). As of December 31, 1997, the Company had working capital of $178,285. Capital improvement costs incurred to meet the requirements of new airport concession contracts have placed substantial demands on the Company's working capital. In February 1997, the Company completed a private placement of Convertible Preferred Stock and private warrants, which raised proceeds of approximately $2,031,000 from these offerings. In July 1997, the Company completed an initial public offering of its Common Stock, raising gross proceeds of approximately $5.2 million. Nearly all of the proceeds were used to redeem the reconvertable Preferred Stock and to complete capital improvements at awarded concession locations.

         The  Company   expects  to  continue   to  have   significant   capital
requirements in 1997 to finance the construction of new airport concessions, restaurants and other concession related businesses such as news & gifts, specialty, inflight catering and other services, including the ones already awarded in New York, Pennsylvania, South Carolina, Iowa, South Dakota and Colorado. Furthermore, the Company will have additional capital requirements to the extent that it wins additional contracts from its current and future airport concession bids.

Results of Operations

         The following table sets forth for the period indicated selected items of the Company's statement of operations as a percentage of its total revenues.

                                        Fiscal Year Ended     Three Months Ended
                                           December 31,             March 31,
                                     -----------------------  ------------------

                                       1995   1996   1997       1997      1998
                                     -----------------------  ------------------
Revenues:
   Concessions                         59%     85%    92%       91%        95%
   Food Preparation Center Sales        33      13      7         7          4
   Francise Royalties                    8       2      1         2          1
                                     -----------------------  ------------------
      Total Revenues                   100%    100%   100%     100%       100%
 Cost of Goods Sold                      31      31     32       33         31
                                     -----------------------  ------------------
Gross Profit                             69      69     68       67         69
Operating Costs and Expenses:
   Payroll and Employee Benefits         33      31     36       32         30
   Occupancy                             20      19     18       15         15
   General and Administrative            22      12     12       16         19
Interest Expense                          3       3      2        3          1
Other (Income) Loss                      19       0      0        0          0
                                     ------------------------  -----------------
Net Income (Loss)                      (28)%      4%     0%       1%        4%
                                     ------------------------  -----------------



         Three Months Ended March 31, 1998 Compared to Three Months Ended March 31, 1997

         Revenues. The Company's gross revenues for the three months ended March 31, 1998 were $3,455,914 compared to $2,055,782 for the three months ended March 31, 1997, an increase of $1,400,132 or 68%. Revenues from concession activities increased $1,408,315 ($3,276,590 as compared to $1,868,275) while food preparation center revenues increased slightly by $10,025 ($165,023 as compared to $154,998), and franchise royalty revenues decreased by $18,208 ($14,301 as compared to $32,509). The increase in concession revenues was principally attributable to the completion of newly awarded airport locations. Same store sales for concession locations that were open for the full three month period ended March 31, 1997 increased 9.6% from $1,827,906 to $2,004,292. Franchise royalty revenues declined principally as a result of the Company's acquisition of a Denver franchise.

         Cost of Goods Sold. The cost of goods sold for the three months ended March 31, 1998 were $1,054,327 compared to $676,268 for the three months ended March 31, 1997. As a percentage of total revenue, the cost of goods sold decreased to 30.5% from 32.9%. The Company's costs of goods sold are primarily food costs. Those costs are generally higher as a percentage of revenues on the opening of a new facility until the Company establishes stable patterns of demand for its products. The relatively high costs of goods sold for the three month period ended March 31, 1997 was attributable to expanded operations of newly remodeled facilities which opened during the period. The Company believes that costs of goods sold of 30% of total revenues represents a relatively sustainable level. Management hopes to be able to reduce costs of goods sold as a percentage of sales slightly from this figure through increased purchasing power, distribution efficiencies and operating efficiencies.

         Operating Costs and Expenses. Operating costs and expenses for the three months ended March 31, 1998 were $2,238,271 compared to $1,295,673 for the three months ended March 31, 1997. Payroll expenses increased from $666,063 to $1,047,977 in 1998. As a percentage of total revenue, payroll expense declined from 32.4% for the three months ended March 31, 1997 to 30.4% for the three months ended March 31, 1998. The increase in payroll dollar amounts is due to the addition of new concession facilities while the decrease in labor percentage shows the maturing phase as was seen in costs of goods sold percentage. As the Company continues to grow the affects during startup of new operations will have a smaller impact on the financial performance of the entire Company.

         General and administrative expenses increased from $321,160 for the three months ended March 31, 1997 to $660,342 for the three months ended March 31, 1998. This increase is related to the expense of placing management into new store locations, the travel associated with rapid growth and costs associated with operating as a publicly traded corporation. This should reduce as operations continue to mature. The Company intends to hire additional administrative staff commensurate with its growth. Consequently, general and administrative expenses should continue to increase in dollar amount but should not represent a greater percentage of total revenue.

         Interest Expense. Interest expense net decreased from $65,327 in the quarter ended March 31, 1997 to $37,734 in the quarter ended March 31, 1998 as a result of reduced debt due to proceeds from the Company's initial public offering.

         Net Income. Net income for the three months ended March 31, 1998 was $125,307 compared to $18,514 for the three months ended March 31, 1997. Management attributes this increase to income derived from newly opened concession locations and to increased revenues from locations which were remodeled during the interim period. The Company anticipates that net income from existing operations will continue to increase commensurate with cost savings that result from economics of scale and efficiencies obtained at the operating level. The Company expects to open additional concession locations in 1998 and has already committed to open an additional 8 locations under existing contracts. While management does not expect newly opened locations to operate with the efficiency of more established locations, it does hope to diminish the effect of start up costs through its increased experience in opening new locations and other operating efficiencies.

         The Company does not believe that inflation has had an adverse affect on its revenues and earnings.

         Fiscal Year Ended December 31, 1997 Compared to Fiscal Year Ended December 31, 1996

         Revenues. The Company's gross revenues for the fiscal year ended December 31, 1997 were $9,802,529, compared to $5,691,645, for the fiscal year ended December 31, 1996. Revenues from concession activities increased $4,212,003 ($9,035,807 compared to $4,822,804) and food preparation center sales decreased $83,426 (from $742,434 to $659,008) while franchise royalties declined $18,693 (from $126,407 to $107,714). Substantially all of the increase in concession activities is attributable to full year operations for the concession locations opened during fiscal 1996 and partial year operations for an additional 7 concession locations which opened during fiscal 1997.

         Cost of Goods Sold. The cost of goods sold for the fiscal year ending December 31, 1997 was $3,126,711 compared to $1,752,541 for the fiscal year ending December 31, 1996. As a percentage of total revenues, the cost of goods sold was 31% in 1996 and 32% 1997. Costs of goods sold is typically high for a newly opened concession facility as the

Company gathers information concerning requirements for the specific location. Since the product is perishable, adjustments to production level effects both sales and costs of sales. As the Company improves accuracy of production and reduces the waste problem created by training, cost of sales will improve. As a result, the Company expects costs of goods sold to decline slightly as a percentage of sales as newly added stores obtain operating data.

         Operating Costs and Expenses. Operating costs and expenses for the fiscal year ended December 31, 1997 were $6,438,863, compared to $3,556,410 for the fiscal year ended December 31, 1996. Payroll expenses increased from $1,771,720 in 1996 to $3,524,001 in 1997. As a percentage of total revenues, payroll expense was 31% in 1996 and increased to 36% in 1997. Management believes that increased training costs and other inefficiencies as a result of the opening of a number of new concession locations contributed to the higher payroll costs, the Company expects payroll expenses to increase in total dollar amounts with the addition of new concession facilities, but to decrease modestly as a percent of revenues as newly opened facilities operate more efficiently and the Company reaps the benefits of recently implemented cost control measures. General and administrative expenses increased from $683,097 in 1996 to $1,124,556 in 1997, but decreased as a percentage of total revenues from 12% in 1996 to 11% in 1997. The increase was attributable primarily to increases in administrative salaries. The Company will continue to add additional administrative staff commensurate with its growth but expected general and administrative expenses to continue to decline as a percentage of total revenues.

         Interest Expense. Interest expense for the fiscal year ended December 31, 1996 was $195,120 compared to $205,965 for the fiscal year ended December 31, 1997. As a percentage of total revenues, interest expenses remained the same at 2%.

         Net Income (Loss). Net income for the fiscal year ended December 31, 1997 was $37,631 compared to $187,574 for the fiscal year ended December 31, 1996. Operating income decreased from $382,694 in 1996 to $236,955 in 1997. Management attributes the decline in net income to the increase in operating expenses attributable to opening seven new concessions locations during fiscal 1997.

         Same Store Sales. The Company operated three locations during both the full fiscal years ended December 31, 1996 and December 31, 1997. Sales for those locations were $2,098,015 for the fiscal year ended December 31, 1996 and $2,232,972 for the fiscal year ended December 31, 1997, for an increase of $134,957 or 6%.

          Fiscal Year Ended December 31, 1996 Compared to Fiscal Year Ended December 31, 1995

         Revenues. The Company's gross revenues for the fiscal year ended December 31, 1996 were $5,691,645, compared to $2,059,607 for the fiscal year ended December 31, 1995. Revenues from concession activities increased $3,595,943 ($4,822,804 as compared to $1,226,861), and food preparation center sales increased $72,527 (from $669,907 to $742,434) while franchise royalties declined $36,432 (from $162,839 to $126,407). Substantially all of the increase in concession sales is attributable to the increase in concession revenues as a result of the opening of a significant number of new concessions at airports in the United States during the year, and a full year's operation of Company and franchise owned airport concessions which had opened during fiscal 1995. At the beginning of 1995, the Company operated only the Aspen Airport concession. Consequently the 1995 figures reflect operations from the Aspen Airport for a full year as well as partial year operations of the Los Angeles and Portland concessions. The revenue figures for 1996 include eleven additional concessions which opened during the fiscal year.

         Cost of Goods Sold. The cost of goods sold for the fiscal year ending December 31, 1996 was $1,752,541 compared to $639,091 for the fiscal year ending December 31, 1995. As a percentage of total revenues, the cost of goods sold remained consistent at 31% in 1995 and 1996.

         Operating Costs and Expenses. Operating costs and expenses for the fiscal year ended December 31, 1996 were $3,536,410, compared to $1,534,919 for the fiscal year ended December 31, 1995. Payroll expenses increased from $670,049 in 1995 to $1,771,720 in 1996. As a percentage of total revenues, payroll expense was 33% in 1995 and 31% in 1996, representing a modest decrease. The Company expects payroll expenses to increase in total dollar amounts with the addition of new concession facilities, and to decrease modestly as a percent of revenues as the Company implements certain control measures. General and administrative expenses increased from $462,960 in 1995 to $683,097 in 1996, decreased as a percentage of total revenues from 22% in 1995 to 12% in 1996. The decline in the general and administrative expenses from 1995 to 1996, as a percentage of total revenues, results from an increase of gross revenues while administrative expenses were held relatively constant.

         Interest Expense. Interest expense for the fiscal year ended December 31, 1996 was $195,120 compared to $63,548 for the fiscal year ended December 31, 1995. As a percentage of total revenues, interest expenses decreased from 3% to 2%.

         Net Income (Loss). Net income for the fiscal year ended December 31, 1996 was $187,574 compared to a net loss of $(578,962) for the fiscal year ended December 31, 1995. Operating losses declined from $(114,403) in 1995 to an operating income of $382,694 in 1996. The improvement of the operating performance in 1996 reflects the Company's operating cost control measures, increased sales at Company owned airport concessions, and royalty and fee income from the Denver International Airport franchise concession. The Company incurred a nonrecurring loss of $(403,738) in 1995 for costs of a private placement and an attempted public offering of the Company's stock during 1995 which caused the overall net loss of the Company to be significantly greater in 1995 than its operating loss.

         Same Store Sales. The Company operated only one location during both the fiscal years ended December 31, 1995 and December 31, 1996, at Aspen, Colorado. Sales for the Aspen location were $333,062 for the fiscal year ended December 31, 1995 and $327,651 for the fiscal year ended December 31, 1996, for a decrease of $5,411 or 1.6%.

Liquidity and Capital Resources

         Since its inception, the Company's capital needs have primarily been met from the proceeds of (i) capital contributions of $1,300,000 made by Sayed Ali, the principal shareholder, Chairman and Chief Executive Officer of the Company, (ii) a Small Business Administration loan obtained by the Company in September 1992 in the original principal amount of $220,000, guaranteed by Mr. Ali and secured by certain of his personal assets and a key man life insurance policy, (iii) a private placement of 9% Convertible Redeemable Preferred Stock made by the Company in 1994 which raised gross proceeds of approximately $722,000, (iv) equipment lease financing on specific airport facilities which are guaranteed by Mr. Ali, (v) certain short term borrowings, (vi) a private placement of 8% Convertible Preferred Stock which raised net proceeds of $2.0 million in February 1997, and (vii) an initial public offering of Common Stock which raised net proceeds of $5.3 million in July 1997.

         The loan guaranteed by Mr. Ali consists of the SBA loan made by North County Bank to the Company in September 1992 in the original principal amount of $220,000 with an outstanding balance of $134,261 as of December 31, 1997. The SBA loan bears interest at the rate of prime plus 2.75% per annum and is payable in monthly installments of principal and interest equal to $2,770, with all principal and accrued but unpaid interest due on October 5, 2002. The SBA loan is secured by all of the Company's machinery, equipment, furniture, fixtures and inventory, and junior deeds of trust on two residential properties owned by Mr. Ali. The lender must approve any redemption of securities or the declaration and payment of dividends by the Company. The Company is current on its debt service of the SBA loan. The leases guaranteed by Mr. Ali are the equipment leases for the Company's food and beverage facilities at Los Angeles International Airport (approximately $200,000), Portland International Airport (approximately $180,000), the airport at Lexington, Kentucky (approximately $150,000), and the airports in Madison and Appleton, Wisconsin (approximately $300,000). The equipment leases each have a term of 60 months, are payable in equal monthly installments and have an interest rate of approximately 17.5%. Upon payment of the last installment on each lease, the Company will own the equipment.

         When the Company is awarded a new concession facility, it is generally committed to expend a negotiated amount for capital improvements to the facility. In addition, the Company is responsible for acquiring equipment necessary to conduct its operations. As a result, the Company incurs substantial expenses for capital improvements at the commencement of a concession term. Generally, however, the term of the concession grant will be for a period of ten years, providing the Company an opportunity to recover its capital expenditures. Substantially all of the Company's concession locations have been obtained in the past two years, which has resulted in significant capital needs. As a result, the Company has been required to seek capital, and to apply capital from operations, for the construction of capital improvements at newly awarded concession locations. The Company intends to continue to bid for concession locations, including bidding on larger proposals. Anticipated cash flows from operations will not be sufficient to finance new acquisitions at the level of growth that the Company has experienced over the past two years. Accordingly, to the extent the Company is successful in securing new concession contracts, the Company will continue to need additional capital, in addition to cash flow from operations, in order to finance the construction of capital improvements.

         As of March 31, 1998, the Company had working capital of $(126,303). The Company expects to continue to have significant capital requirements in 1998 and 1999 to finance the construction of new airport food and beverage concessions and other concessions related businesses (i.e., news & gifts, inflight catering and other services). The Company anticipates capital requirements of approximately $4.9 million in Fiscal 1998 to complete the construction of improvements at concession facilities which it has already been awarded in California, Iowa, New York, North Carolina, South Dakota and Texas. The Company has an immediate need for additional capital to fund the construction of capital improvements at several of those airports. The Company is actively evaluating potential financing arrangements with a number of commercial banks as well as possible placements of debt or equity, or some combination of those financings in order to meet its capital needs. On March 13, 1998, the Company borrowed $250,000 from an unaffiliated third party to fund construction of capital improvements under the terms of a Promissory Note. The
Note is due the earlier of December 15, 1998, or the date on which the Company completes the sale of debt or equity. The Company estimates that existing capital and cash flow will be sufficient to continue construction scheduled for the next four to six weeks. While management believes, based on the status of discussions with various commercial banks and investment bankers, that it has several financing alternatives available to it, the Company has not yet secured a commitment for such funding, and neither the ultimate amount of any such financing nor the terms of such financing are known at this time. If the Company fails to secure additional funding it will have to delay construction and may lose airport concessions previously awarded to it.

         The Company will have additional capital requirements during 1998 and 1999 if the Company wins additional bids or acquires additional airport concession facilities. The Company is continually evaluating other airport concession opportunities, including submitting bid proposals and acquiring existing concession owners and operators. The level of its capital requirements will depend upon the number of airport concession facilities which are subject to bid, as well as the number and size of any potential acquisition candidates which arise. There is no assurance that the Company will have sufficient capital to finance its growth and business operations or that such capital will be available on terms that are favorable to the Company or at all.


                             BUSINESS OF THE COMPANY

The Concession Business

         The Company is primarily engaged in the business of acquiring and operating food, beverage and other concessions at airports throughout the United States. The Company currently has 30 operating concession facilities at 16 airports, 29 of which are Company owned and one of which is franchised, including concessions at Los Angeles International Airport, Denver International Airport, Portland International Airport, and the airports in Aspen, Colorado; Orange County, California; Madison and Appleton, Wisconsin; Lexington, Kentucky; Asheville and Greensborough (Piedmont Triad), North Carolina; Allentown, Pennsylvania; Roanoke, Virginia; Columbia, South Carolina; Sioux Falls, South Dakota; and Cedar Rapids and Des Moines, Iowa. In addition, the Company has been awarded contracts for the construction of six additional concession facilities, including two locations at Ontario, California; one location at John F. Kennedy International Airport, in New York City; one location at Midland, Texas; and two additional locations at Des Moines, Iowa. The Company expects to commence operations at each of these six additional facilities in 1998. The airport contracts include concessions that range from a concession to operate single and multiple food and beverage outlets to a master concession to operate all food and beverage, as well as news and gift and merchandise, locations at an airport. The Company's airport concession business is complemented by inflight catering contracts awarded to it by major airlines at certain airports. The Company currently utilizes its existing facilities at airports to provide fresh meals to airlines.

         Concessions to operate food and beverage and other retail operations at domestic airports are generally granted by an airport authority pursuant to a request for proposal process. Proposals generally contain schematic drawings for the concession layout, a commitment to make capital improvements at the concession location, and sample menus. Rent is paid to the airport authority on the basis of a percentage of sales, with a minimum amount of rent guaranteed by the concessionaire. For airport locations with a history of operations, the Company evaluates information concerning historical revenues for the location in determining the amount to bid for both percentage and minimum rent. For locations which are newly constructed, the Company evaluates projections for the number of passengers expected to use the airport and amounts to be spent per person at airport concessions in forming a projection for revenues. As a result of the requirement to make capital improvements, the Company makes large capital outlays at the beginning of a concession term, which it seeks to recover during the remaining term. Concessions are usually awarded for a ten year period. Generally concessions are resubmitted for proposals at the end of the term and the Company would have to resubmit a bid to secure an additional ten year term.

         The Company has secured nearly all of its existing airport concessions through the request for proposal process. The Company believes its success in securing concessions through this process is attributable to tailoring its bids to a specific airport's needs, offering a unique selection of quality food and beverages, and a distinctive decor. In its proprietary menu items the Company strives to provide foods which are healthy and higher quality than typical fast food or cafeteria style products, while maintaining value pricing. The Company's Bakery/Deli style restaurants feature a selection of croissant sandwiches and a selection of vegetable, fruit and pasta salads. At locations which are anticipated to have higher revenues, the Company's strategy is to secure franchise relationships with nationally recognized food and beverage companies as part of its proposals. The Company has entered into agreements with several such companies, including Little Caesar's Pizza and TCBY Yogurt. Under these arrangements, the Company owns the concession rights from the airport authority and the Company's employees operate the location. The Company then pays franchise fees under a franchise agreement. The Company's strategy is to continue to develop relationships with a number of national and regional food and beverage companies, which it expects will provide it the flexibility to tailor product offerings to meet a particular airport's desires.

         While the Company has seriously pursued the submission of proposals only since 1995, it has been successful in a significant number of the proposals it has submitted. Management attributes this success in winning airport proposals principally to its efforts to customize each bid, striving to make creative proposals that address local preferences and distinguish the Company from its competitors in its offering of decor as well as food products. The following are examples of the Company's approaches to the concession business:

         Master Concession: The Company will generally seek to become the master concessionaire for all airport services, including food and beverage, lounge and bar, specialty retail, news and gifts, and other services at airports with at least 400,000 enplanements per year. The Company currently serves as the master concessionaire at the Cedar Rapids, Iowa airport.

         Cafe and Spirits: If the opportunity for a master concession is not available, then the Company submits bids utilizing specific food and beverage concepts, or other service concepts depending on the nature of the concession. One such concept is "cafe and spirits" featuring various branded and nonbranded food and beverages, such as TCBY Yogurt and Creative Croissants, along with a bar, lounge and mini library. The Company currently operates Cafe and Spirts formats at all Creative Croissants locations serving liquor with the exception of Los Angeles International Airport and Portland International Airport.

         Creative Croissants(R) Bakery Deli: Depending on the preference of the airport authority and the available concession category, the Company can submit proposals for the bakery/deli concept either on a stand alone basis or in a food court. The Company currently operates Creative Croissants, either stand alone or a part of a food court at every airport it currently services.

         "Panache Coffees": For smaller areas on a more dispersed basis, the Company has entered into an agreement with Panache Coffees to meet the growing demand for coffee beverages at airports. The Company has presented this concept in a kiosk format and as part of other food and beverage facilities. The Company currently has four Panache Coffee outlets at four airports with plans to add additional locations at four existing airport concession locations.

         "Creative Juices": Fresh fruit juices and fruit smoothies seem to be growing in popularity, resulting in the demand for small areas with juice bars at airports. The Company has successfully implemented its Creative Juice concept at its airport facilities at Denver International Airport and plans to add additional facilities at Des Moines and Piedmont Triad airports.

         "Haute Dogma": The Company has developed a concept for gourmet hot dogs which can be implemented in a built-out concession, as part of a food court or as a free-standing cart. The Company operates a built-out concession at the Denver International Airport under the "Haute Dogma" concept, and plans to open additional facilities at Des Moines, Piedmont Triad, Asheville and Sioux Falls airports.

         The Company has also sought to expand its physical presence at airports by acquiring existing concessionaires with one or more airport locations. Generally, the airport authority overseeing the operations at the airport will have the right under the existing concession agreement to approve of the change in control. As a result, the strengths the Company demonstrates in the RFP process are used to secure the consent of an airport authority to a transfer of concession rights in an acquisition of an existing location. The Company has typically negotiated for an extension of the concession term in exchange for additional capital improvements or additional facilities or menu items to be offered at the concession location as part of securing the airport authority's consent to the transfer.

         The Company's strategy is to expand its concession business to more airports in the United States, and eventually to other public venues. The Company also intends to seek to expand the types of concession services which it provides, and to be awarded more multiple and master concession contracts such as the one it has been awarded for the Cedar Rapids, Iowa airport. While the Company has historically focused on the food and beverage segment, it intends to seek concession awards to provide news stands, gift shops, specialty stores and other services to augment the Company's food and beverage business at airports and other venues.

         In analyzing a concession opportunity, particularly in the airport industry, the Company evaluates the following factors, among others: (1) the estimated rate of return on the investment in the facilities, (2) the historical performance of the location, (3) the historical and estimated future number of annual enplanements at the airport, (4) the competition in the vicinity of the proposed facility, (5) the rent and common area maintenance charges for the proposed facilities and (6) the length of the proposed concession term. In customizing the design proposal and theme for a concession opportunity, the Company analyzes the character of the community and the expected preferences of the patrons (for example, whether they are primarily tourists or business persons) to determine the most attractive facility. The scope of the contract and the size and shape of the site are other elements considered in the analysis.

         Once the Company has been awarded a concession contract at an airport, it is generally scheduled to assume the management of the existing facilities within 90 to 120 days of the award, or to commence construction of an entirely new facility within three to six months of the award. The Company is generally required to place three types of bonds with an airport authority before it may take over operations at a concession. In connection with its bid, it is required to post a bond for the amount of capital improvements it is committed to make at the airport. During commencement of construction for any specific construction project, the Company is required to post a construction bond for the specific facilities to be constructed. This bond terminates upon completion of each specific project and the bond for all of the capital improvements expires upon completion of all capital improvements for the airport. In addition, the Company is required to post a performance bond to cover some specified percentage of the Company's minimum rent obligations. This bond remains in place during the term of the concession. To date the Company has not experienced significant difficulty in securing bonds for its obligations to various airport authorities. The Company's bonding capacity is limited by its size, and has therefore limited the projects on which it could bid. If the Company continues to grow, it anticipates increasing its bonding capacity and the ability to bid for larger projects at the largest domestic airports.

         Typically the Company operates an existing facility for two to three months before beginning the remodeling of the site according to the specifications in its airport bid proposal. During the remodeling phase of an existing facility, which usually takes 45 to 60 days, the facility will either be closed or will serve at minimal levels. Once the remodeling is completed, the facility opens for full service business, generally for most hours during which the airport is actively operating.

         Inflight catering has traditionally generated higher gross profit margins than the Company's airport concession business. Consequently, management intends to expand its inflight catering services. The Company currently has inflight catering contracts with several major airlines at specific airports, including Delta Airlines, U.S. Air, United Airlines and Northwest Airlines. The Company also provides inflight catering services for charter flights. The potential for direct sales of bakery items from the Company's food preparation center to the major airlines is also being pursued. The Company intends to continue to bid on direct inflight catering contracts with airlines as it expands into new airport locations. There can be no assurance that the Company will be successful in this market.

Concession Locations

         The  following  table   identifies  the  Company's   existing   airport
concessions and those which have been awarded and are expected to being operations in 1998:

                    Existing and Awarded Concession Locations

                                                                                     Date of
                                                                                    Completion
                                                                                    or Expected                        Year Ended
                                                                 Date Commenced    Completion of      Expiration Date  December 31
Name/Location of Concession    Description of Concession           Operations       Remodeling         of Contract   1997 Revenue(7)
-----------------------------------------------------------------------------------------------------------------------------------

Midland, Texas                 Food and Beverage (one location)    Not Yet Opened  October 1998       September 2007           N.A.
Ontario, California            Food and Beverage (two locations)   Not Yet Opened  October 1998       July 2008                N.A.
John F. Kennedy International  Food and Beverage (one location)    Not Yet Opened  September  1998    May 2008(2)              N.A.
Greensborough (Piedmont Triad) Food and Beverage (three            December 1997   July 1998          May 2008             $123,349
North Carolina                 locations)
Asheville, North Carolina      Food and Beverage (one location);   November 1997   June 1998          November 1997          72,408
                               News & Gift (one location)
Sioux Falls, South Dakota      Food and Beverage (two              August 1997     July 1998          August 2007           358,077
                               locations); Inflight Catering
Des Moines, Iowa               Food and Beverage (four locations   July 1997       Two in April 1998; July 2007(3)          545,110
                               -- two existing and two to be newly                 two in June 1998
                               constructed)
Allentown, Pennsylvania        Food and Beverage (one location);   July 1996       January 1998       July 2006           1,119,926
                               Inflight Catering
Columbia, South Carolina(1)    Food and Beverage (two              October 1996    October 1997       October 2006(4)       944,344
                               locations); Inflight Catering
Cedar Rapids, Iowa(1)          Master Concession, Food and         November 1996   October 1997       March 2004(5)       1,191,285
                               Beverage (two locations), News &
                               Gifts (one location), Specialty
                               Stores (one location); Inflight
                               Catering
Lexington, Kentucky(1)         Food and Beverage (two              July 1996       February 1997      July 2006             699,939
                               locations); Inflight Catering
Roanoke, Virginia(1)           Food and Beverage (two              June 1996       January 1997       June 2006             489,035
                               locations); Inflight Catering
Appleton, Wisconsin(1)         Food and Beverage (one location)    January 1996    January 1996       July 2005             238,095
Madison, Wisconsin(1)          Food and Beverage (two locations)   January 1996    July 1996          January 2006          735,716
Portland International         Food and Beverage (one location)    October 1995    October 1995       June 2005             468,225
Los Angeles International      Food and Beverage (one location)    June 1995       September 1995     June 2005(6)        1,419,629
Aspen, Colorado(1)             Food and Beverage (one location)    May 1994        May 1994           September 1999        345,118

                                                                           Date of
                                                                        Completion of
                                                                          Expected                                    Year Ended
                                                       Date Commenced   Completion of           Expiration Date       December 31
Name/Location of Concession  Description of Concession   Operations      Remodeling               of Contract      1997 Revenue (7)
-----------------------------------------------------------------------------------------------------------------------------------

Denver International         Food and Beverage (four   February 1995   One completed February   June 2003 and              171,153
                             locations)                                1995; one completed      November 2006
                                                                       December 1997; third
                                                                       expected to open June
                                                                       1998; one completed and
                                                                       anticipated to open upon
                                                                       terminal opening
Orange County                Food and Beverage         September 1990  Completed - Franchisee   February 2001(5)              N.A.
                             (one location)            Renewed         Owned
                                                       February 1996                                               ________________
                                                                                                           TOTAL         8,921,409

-----------

(1) The Company is currently the sole food and beverage concessionaire at this airport.

(2) Delta Airlines, the owner of the airport terminal, has reserved the right under its concession agreement with the Company to recapture the premises upon 30 days notice and payment for the Company's improvements.

(3) The airport retains the right under the concession to recapture the premises upon payment for the Company's improvements.

(4) After the initial year of the term, the airport authority has the right to terminate the concession upon payment to the Company of its "remaining business interest" in the concession.

(5)      Can be terminated by the airport on 90 days notice.

(6)      After June 2001 can be terminated by the airport upon 90 days notice.

(7)      Does not include  discontinued  operations  at the Los  Angeles  Public
         Library.

         The following table shows location sales for each airport concession location operated by the Company in fiscal 1997. The total pro forma annual concession revenues as represented below for 1997, consist of the sum of (i) the actual Company revenues for each location and, (ii) the historical revenues (unaudited) at each of those locations for the portion of 1997 in which the location was under previous ownership.


                                           Year Ended December 31, 1997 Revenue
                                         ---------------------------------------
                                          Previous   The Company Total-Pro-Forma
                     Location            Operator(1)  Owned(10       Revenue
---------------------------------------  ---------------------------------------
Allentown, PA..........................   $     --   $ 1,119,926   $ 1,119,926
Appleton, WI...........................         --       238,095       238,095
Asheville, NC(2).......................    441,308        72,408       513,716
Aspen, CO..............................         --       345,118       345,118
Cedar Rapids, IA.......................         --     1,191,285     1,191,285
Columbia, SC...........................         --       944,344       944,344
Denver, CO(3)..........................    771,516       171,153       942,669
Des Moines, IA(4)......................    562,438       545,110     1,107,548
New York (JFK), NY(5)..................          -            --            --
Greensborough (Piedmont Triad), NC(6)..   ,680,170       123,349     1,803,519
Los Angeles, CA........................         --     1,419,629     1,419,629
Lexington, KY..........................         --       699,939       699,939
Madison, WI............................         --       735,716       735,716
Midland, TX(7).........................         --            --            --
Ontario, CA(8).........................         --            --            --
Portland, OR...........................         --       468,225       468,225
Roanoke, VA............................         --       489,035       489,035
Sioux Falls, SD(9).....................    545,729       358,077       903,806
                                         ---------------------------------------
         TOTAL                         $ 4,001,161   $ 8,921,409   $12,922,570

-------------------

(1) These figures represent the estimated, unaudited revenues of the previous operator of the location for the portion of the 1997 year prior to acquisition of the location by the Company. The information concerning revenues received by prior operators of the concession location has been provided by airport authorities or the prior operator for the concession location. While the Company has no reason to believe there are any inaccuracies in such information, the Company has not independently verified the information provided to it.
(2)      The Company began operations in November 1997.
(3) The Company began operations at one location in November 1997; and one location in December 1997 and expects to open one more location in June 1998 and one more location to open upon terminal opening.
(4)      The Company began operations in July 1997.
(5)      The Company expects to open the location in September 1998.
(6)      The Company began operation in December 1997.
(7)      The Company expects to open the location in October 1998.
(8)      The Company expects to open the location in October 1998.
(9)      The Company began operations in August 1997.
(10)     Does not include  discontinued  operations  at the Los  Angeles  Public
         Library.

Food Preparation Center

         The Company operates a 4,635 square foot food preparation center located at 6335 Ferris Square, Suites G-H, San Diego, California which is adjacent to its corporate headquarters. The center is currently operating at approximately 35% capacity. Using its proprietary recipes, the Company prepares several bakery items sold at the Creative Host concessions and at franchise restaurants (described below), including regular croissants, croissants filled with meat, cheeses and vegetables, pastries, muffins and other bakery foods. The bakery foods are prepared, frozen in dough form and regularly shipped to concessions and franchisees where they are baked and served on a daily basis.

         In addition to supplying the airport concessions, inflight catering and franchise restaurant business, the Company also sells finished bakery foods produced at its food preparation center to restaurants and other food outlets in the San Diego area. These outside customers include hotels, institutions and mobile food carriers. The Company may establish and operate additional food preparation centers in the future to the extent that it expands geographically and increases the number of concessions. There is no assurance that the Company's sales to outside customers will maintain their present levels or grow in the future.

         The Company has entered into an agreement with Sysco Food Services Corporation ("Sysco"), to provide distribution services. Under the arrangement, Sysco picks the food items produced at the food preparation center and stores them in Sysco's facilities. Sysco then distributes those food items as well as certain other food and related supplies to each of the Company's airport concession locations. All of the purchasing for the concession locations, except for certain perishable items such as dairy and produce, is done through Sysco resulting in uniform cost of goods and centralized costs controls.

Franchise Operations

         From 1986 through 1994, the Company was actively engaged in the business of franchising restaurants under the "Creative Croissant" name. The Company's restaurant franchise business was not successful, and in 1990, the Company began the transition to company-owned airport concessions that is the major focus of its current business plan. The Company continues to have franchise relationships with 9 restaurant franchisees, excluding the Orange County airport concession which is operated by a franchisee.

         Creative Croissant franchise restaurants are generally located in regional malls, specialty centers, high rise office buildings and other areas with heavy pedestrian traffic. All of the Company's franchise operated restaurants are located in California, in the following cities: San Diego, Laguna Niguel, Mission Viejo, Orange, Laguna Hills, Martinez, Torrance, San Francisco, and Walnut Creek. Although all franchisees remain current in their purchase of food products, currently 8 of 9 franchises are in default on their monthly royalty payment obligations to the Company. This default amounts to approximately $3,500 per month in lost royalties.

         The Company expects the revenues from franchising (approximately 1% of total revenues for the nine month period ended December 31, 1997) to remain unchanged or decline over time as the Company concentrates on expanding its concession business and establishing more Company owned facilities at airports and other public venues. If the Company is able to establish a greater national brand name presence, through its airport and other concession business, then it may devote some resources to the development of the franchising segment of its business. In the meantime, it may continue to sell franchises in special situations when a franchise would be more advantageous to the Company than a Company owned facility, when financing is not otherwise available, or generally in situations that do not involve concession contracts.

Marketing and Sales

         The Company's  marketing strategy involves two fundamental  components:
(i) securing the concession and (ii) increasing sales once the concession has been granted. The Company plans to continue to concentrate its marketing and sales efforts on acquiring high volume concessions at airports and to evaluate other public venues with high, captive pedestrian traffic such as sports stadiums, public libraries, zoos and theme parks throughout the United States. For the near future, the Company intends to focus on the approximately 123 airports in the United States with over 400,000 enplanements per year. In those smaller regional airports, the Company, whenever possible, will seek to be the master concessionaire for all concession operations conducted at such airports.

         The Company targets the airport concession business through its presence at airport authority association meetings and trade shows, its network of existing relationships in the airport business community, and its submission of bids in response to requests for proposals ("RFPs") by airports. By continually monitoring the availability of RFPs at airports throughout the nation, the Company seeks to be involved in every RFP that is economically feasible for it. In bidding for concessions, the Company focuses on those airports with locations indicating that the concession will earn annual gross revenues of from $500,000 to $2,000,000. Once a concession has been targeted, the Company develops a customized bid tailored to address a theme or culture specific to the concession location. Management is currently working with airport managers to design unique and exciting food court areas with a variety of food choices, comfortable seating and self serve options without the inconveniences of traditional restaurants. The Company's proposals for airports include children's play areas, reading areas, mini-libraries and computer services.

         The Company has developed several marketing techniques for the Creative Host concession locations to encourage sales at concessions and to provide additional sources of revenues. To compete within an airport, the Creative Host approach is to combine aroma and showmanship with high quality fresh and nutritious foods at value prices to attract customers. The Company's food and beverage facilities have traditionally been designed with a European flair for fresh, healthy and nutritious gourmet and specialty foods, served quickly and at value prices. The desired atmosphere has been one of a European sidewalk cafe with carved wood display cases and the use of brass, wood, marble and glass. Depending on their size, the facilities feature European style hot meal croissants filled with meats, cheeses and vegetables, gourmet coffees, fresh salads, nondairy fresh fruit shakes and other foods and beverages. Low fat, low cholesterol ingredients are utilized whenever possible, consistent with maximizing flavor. No artificial flavors or preservatives are used in any of the baked goods. A large bakery oven and brass eagle domed espresso machine creates an inviting, aromatic atmosphere. Several of the concession facilities have an espresso bar, a variety of coffee selections or a juice bar. While maintaining its philosophy of offering healthy foods, value pricing and quick service, the Company is diversifying into agreements with renowned food and beverage suppliers such as Carls Jr., Little Ceasar's Pizza and TCBY Yogurt. The food and beverage concessions sell gourmet coffee beans as gift packages, colorful sports bottles and thermal coffee mugs featuring the "Creative Croissants(R)" logo and key menu items, custom gift baskets and other promotional merchandise. Currently the Company is test marketing fresh fruit juice bars operated under the name "Creative Juices", which it recently introduced at the Los Angeles International Airport.

Competition

         The concession industry is extremely competitive and there are numerous competitors with greater resources and more experience than the Company. The dominant competitors in the airport concession market are Host Marriott Services Corporation and CA One Services, Inc., which have been serving the airport concession market for decades. Host Marriott and CA One Services have established a marketing strategy of offering comprehensive concession services to airport authorities in which they submit a bid on an entire airport or terminal complex, and often provide a well known franchise such as McDonalds or Burger King as part of their package. They generally operate large airport master concessions with annual sales in excess of $2.2 million.

         Other formidable competitors in the concession business, especially food and beverage, are Service America Corporation, Anton Food, Concession International, Air Host, Inc., ARA Services, Canteen Corporation, Morrison's Hospitality Group, Gardner Merchant Food Services, Seiler Corporation, Service Master Food Management Services and others. Other competitors such as Fine Host, Inc., Paradies and W.H. Smith compete in the market for providing retail concession services to airports. Dobbs International and Sky Chefs, LSG dominate the inflight catering business.

         The Company is focusing initially on the smaller airport concessions where competition from large competitors is less intense. However, there are a limited number of concession opportunities domestically. If the Company achieves greater penetration in the regional airports, it will be required to enter into larger domestic airports, or other venues to sustain its growth. Entry into larger domestic airports will necessarily involve direct competition with Host Marriott and CA One Services.

         The Company differentiates itself in all markets in the design and product mix it offers to a particular airport. The Company designs its concession bids and facilities around unique themes or concepts that it develops for each location. In this manner, the Company seeks to appeal to airport authorities that are seeking individual bidders with interesting and creative food concepts, both to boost the airport's income from percentage rents and to enhance the look and reputation of the airport and the cities it serves. The Company also offers a variety of food concepts with an emphasis on fresh foods and high quality, while maintaining a value-oriented price.

Government Regulation

         The airport concession business is subject to the review and approval of government or quasi government agencies with respect to awarding concession contracts. In addition, food and beverage concessions are subject to the same rigorous health, safety and labor regulations that apply to all restaurants and food manufacturing facilities. Concession businesses are also subject to labor and safety regulations at the local, state and federal level. Concessions granted by airport authorities and other public agencies may also be subject to the special rules and regulations of that agency, including rules relating to architecture, design, signage, operating hours, staffing and other matters. Failure to comply with any of these regulations could result in fines or the loss of a concession agreement.

         The Federal Aviation Administration requires airports receiving federal funds to award contracts for concession facilities producing at least 10% of total airport concession revenue to certain designated categories of entities that qualify as a Disadvantaged Business Enterprise ("DBE"). The federal requirements do not specify the nature or manner in which the DBE must participate. Historically, companies in the industry have relied on purchasing provisions from DBE suppliers, contracting for services from DBEs or subcontracting a portion of the concession to a DBE in order to meet this requirement. When the Company entered the airport concession business, its Common Stock was owned entirely by Mr. Sayed Ali, a native of Pakistan. As a result, the Company qualified as a DBE. The Company's status as a DBE assisted it in securing concession awards with several airports, and some of the Company's concession agreements specify that it will retain its DBE status. As a result of the Company's recent initial public offering, Mr. Ali's ownership in the Company decreased to approximately 30%. It is unclear what impact this will have on the Company's status as a DBE. The Company has succeeded in securing airport concession contracts at 7 additional locations since its initial public offering, although the Company is not aware of the extent to which the Company's DBE status, or lack thereof, was a factor in the airport authorities' decisions to award such contracts to the Company. The federal rules do not specify a required percentage ownership for DBE status, so the Company will have to address the issue on an airport by airport basis. If necessary, the Company will comply with a particular airport's request for additional DBE participation through the industry practice of contracting with other DBEs. The Company believes that it will retain its existing locations and can continue to secure new concessions on the basis of the products and services it offers and its industry reputation. To the extent the Company's historic rate of success in securing airport concessions is attributable to its clear status as a DBE, its growth rate may decline.

         The restaurant industry and food manufacturing businesses are highly regulated by federal, state and local governmental agencies. Restaurants must comply with health and sanitation regulations, and are periodically inspected for compliance. Labor laws apply to the employment of restaurant workers, including such matters as minimum wage requirements, overtime and working conditions. The Americans With Disabilities Act applies to the Company's facilities prohibiting discrimination on the basis of disability with respect to accommodations and employment. Food preparation facilities must comply with the regulations of the United States Department of Agriculture, as well as state and local health standards.

         Franchising is regulated by the Federal Trade Commission and by certain state agencies, including the California Department of Corporations. In addition, the California Franchising Law contains specific restrictions and limitations on the relationship between franchisors and franchisees. Franchisors such as the Company must file an annual Franchise Offering Circular with the Federal Trade Commission and certain states (many states do not regulate the offer and sale of franchises) every year. The Company believes that its franchise agreement is consistent with California law. The Company is currently registered as a franchisor in California, Arizona and Colorado, and sells in certain other states such as Nevada which do not require franchise registration.

Properties

         The Company's executive offices and food preparation center are located in a 8,334 square foot facility at 6335 Ferris Square, Suites G-H, San Diego, California. The combined facility is covered by a five-year lease terminating April 15, 2002 with monthly payments of $4,506 plus common area maintenance charges. The Company has one option to extend the term for an additional five-year period. The Company believes its new facilities will be adequate to accommodate production of two to three times its current levels.

         The Company also leases space as part of its airports concession operations. In addition, the Company occasionally leases restaurant space which it assigns to operators in connection with franchise operations.

Employees

         The Company has over 300 employees, including 15 in food preparations, 12 in administration and 275 in operations. As the Company expands and opens more concessions, the Company anticipates hiring additional personnel including administrative personnel commensurate with growth. The Company does not have a collective bargaining agreement with its employees and is not aware of any material labor disputes.

Trademarks

         The Company has one registered trademark with the United States Patent and Trademark Office on the Principal Register, registered as "Creative Croissants(R)." In addition, the Company is in the process of filing trademark applications to register the names "Creative Host Services, Inc." and "Haute Dogma," and as its business develops, the Company plans to continue to develop merchandising of trademark products, such as clothing, drinking bottles, mugs and other similar products, utilizing its service marks and trademarks in order to generate additional revenues. The Company's policy is to pursue registrations of its marks wherever possible. The Company is not aware of any infringing uses that could materially affect its business or any prior claim to the trademarks that would prevent the Company from using such trademarks in its business.

Executive Offices

         The Company was incorporated in California in 1986. The Company's executive offices and food preparation center are located at 6335 Ferris Square, Suites G-H, San Diego, California. The Company's telephone number is (619) 587-7300.

Legal Proceedings

         There were no material legal proceedings to which the Company or any of its subsidiaries was a party in the fiscal year ended December 31, 1997.

                                   MANAGEMENT

Directors and Executive Officers


       Name                   Age                  Position
------------------------------------------------------------------------------

Sayed Ali                     50        Chairman of the Board of Directors,
                                        President and Chief Financial Officer
Booker T. Graves              59        Director
John P. Donohue, Jr.          67        Director
Paul A. Karas                 45        Director


         Sayed Ali is the founder, Chairman of the Board of Directors, President and Chief Financial Officer of the Company. Mr. Ali has served as Chairman of the Board of Directors and President since 1986. Mr. Ali served as Chief Financial Officer from December 1986 to February 1997, and since August 1997. Mr. Ali served as the Secretary of the Company from 1986 to December 1996. Prior to founding the Company, Mr. Ali was the Director of Operations of Steffa Control Systems, a manufacturer of energy management systems from May 1985 to September 1987, which had annual sales of $30 to $35 million. From March 1980 until May 1985, Mr. Ali was the Director of Operations for Oak Industries, Inc., a telecommunications equipment manufacturer.

         Booker T. Graves has been a director of the Company since March 1997. Since 1993, Mr. Graves has been president of Graves Airport Concession Consultants, a consulting company located in Denver, Colorado, which provides consulting services to airports and other businesses. From 1993 to 1996, Mr. Graves was the principal food and beverage consultant to the Denver International Airport. From 1990 through 1993, Mr. Graves was General Manager of CA One Services, Inc. (formerly Sky Chefs) at Denver Stapleton International Airport. From 1980 until 1990, Mr. Graves was the General Manager of CA One Services, Inc. of Phoenix Sky Harbor Airport.

         John P. Donohue, Jr. has been a director of the Company since March 1997. From 1990 to the present, Mr. Donohue has been a private investor. Prior to that time for 25 years, Mr. Donohue was employed by Oak Industries, Inc., a NYSE listed company, in various capacities. From 1985 to 1990, Mr. Donohue served as President of Oak Communications, Inc., a division of Oak Industries, Inc. which manufactured communications equipment for the cable television industry. From 1982 to 1985, he served as Vice President of Manufacturing overseeing up to 6,000 manufacturing employees. From 1977 to 1982, Mr. Donohue served as Vice President of Operations for the Oak Switch division of Oak Industries, Inc.

         Paul A. Karas has been a director of the Company since March 1997. From 1993 to the present, Mr. Karas has been President and Founder of Grove Management Company, an infrastructure management consulting firm. He has consulted on the $6 billion airport in Hong Kong, and the $375 million renovation and expansion of the Cleveland Public Power Electric Distribution System among other projects. From 1991 to 1993, Mr. Karas was Senior Vice President and Director of Public Works Sector for Morse-Diesel/Amec whose business activities included consulting for a proposed third airport for Chicago, program management for the British Airways terminal at the JFK Airport, and program management for the United Airlines Terminal at La Guardia Airport. From 1988 to 1991, Mr. Karas worked for the Port Authority of New York and New Jersey and was director of the John F. Kennedy International Airport Redevelopment Program responsible for program management, design and construction of the $3.2 billion renovation of the JFK Airport. From 1985 to 1988, Mr. Karas was Commissioner of Public Works for the City of Chicago with responsibilities for the design and construction of major public projects including projects affecting O'Hare, Midway and Meigs Airport. From 1980 to 1985, Mr. Karas was Corporate Development Projects Manager for Santa Fe Southern Pacific Corporation, a $7 billion enterprise engaged in the transportation, national resources, real estate, construction and financial service businesses.

Limitation on Liability and Indemnification of Directors

         Under the California Corporations Code and the Company's Amended and Restated Articles of Incorporation, the Company's directors will have no personal liability to the Company or its shareholders for monetary damages incurred as the result of the breach or alleged breach by a director of his "duty of care". This provision does not apply to the directors' (i) acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (iii) approval of any transaction from which a director derives an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director's duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the corporation or its shareholders, (v) acts or omissions that constituted an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders, or (vi) approval of an unlawful dividend, distribution, stock repurchase or redemption. This provision would generally absolve directors of personal liability for negligence in the performance of duties, including gross negligence.

         The effect of this provision in the Company's Amended and Restated Articles of Incorporation is to eliminate the rights of the Company and its shareholders (through shareholder's derivative suits on behalf of the Company) to recover monetary damages against a director for breach of his fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through
(vi) above. This provision does not limit nor eliminate the rights of the Company or any shareholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Company's Restated Articles of Incorporation provides that if California law is amended to authorize the future elimination or limitation of the liability of a director, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the law, as amended. The California Corporations Code grants corporations the right to indemnify their directors, officers, employees and agents in accordance with applicable law. The Company's Bylaws provide for indemnification of such persons to the full extent allowable under applicable law.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Compensation and Benefits

         The compensation and benefits program of the Company is designed to attract, retain and motivate employees to operate and manage the Company for the best interests of its constituents.

         Executive compensation is designed to provide incentives for those senior members of management who bear responsibility for the Company's goals and achievements. The compensation philosophy is based on a base salary, with opportunity for significant bonuses to reward outstanding performance, and a stock option program.

Director Compensation

         Directors receive no cash compensation for their services to the Company as directors, but are reimbursed for expenses actually incurred in connection with attending meetings of the Board of Directors. In addition, each outside director is entitled to receive options as approved by the Board of Directors under the Company's 1997 Stock Option Plan. During Fiscal 1997, each outside director was issued an aggregate of 15,000 options, of which 2,500 are now vested and the balance of 12,500 will vest over the next two years, provided the director remains a director of the Company.

Executive Officer Compensation

         The following table and notes set forth the annual cash compensation paid to Sayed Ali, Chairman of the Board and President of the Company. No other person's compensation exceeded $100,000 per annum during the Company's fiscal year ended December 31, 1997.

                                            Summary Compensation Table

                               Annual Compensation                       Long Term Compensation
                      ------------------------------------------------------------------------------
                                                                          Awards                 Payouts
                                                             -------------------------------------------
                                                                                 Securities                     All Other
                                                   Other       Restricted        Underlying                      Compen-
                                                  Annual          Stock           Options/         LTIP           satio
Name/Title              Salary        Bonus        Comp.         Awards             SARs         Payouts            $
Year                       $            $            $              $               #(1)            $
---------------------------------- ------------------------------------------ ------------------------------ -----------------
Sayed Ali
     President
        1997            96,000         --            --              --            75,000           --                --
        1996            71,000         --            --              --                --           --                --


-----------

(1)      Consists of options granted under the Company's 1997 Stock Option Plan.


         The following table sets forth the options granted to Mr. Ali during the Company's fiscal year ended December 31, 1997.

                      Option/SAR Grants in Last Fiscal Year

                                      Individual Grants
-------------------------------------------------------------------------------------------------  Potential Realizable
                                                Percent of                                           Value at Assumed
                             Number of             Total                                           Annual Rates of Stock
                            Securities         Options/SARs       Exercise                         Price Appreciation for
                            Underlying          Granted to         or Base                              Option Term
                           Options/SARs        Employees in         Price        Expiration        -------------------------
         Name               Granted (#)       Fiscal-Year(%)       ($/Sh)           Date         5%($)         10%($)
------------------------------------------------------------------------------ --------------- ----------- -----------------
Sayed Ali                     60,000               51.5             3.30           1/1/02        31,730.68   91,891.80
                              15,000               12.9             4.26           11/1/02       10,246.36   29,673.39

         The following table summarizes the number and value of all unexercised options granted to and held by Mr. Ali at the end of 1997. No options were exercised by Mr. Ali during 1997.

                          Fiscal Year-End Option Values


                                                     Number of Securities                   Value of Unexercised
                                                 Underlying Unexercised Option              In-the-Money Options
                                                         at FY-End (#)                       at FY-End ($)(1)
                                             -------------------------------------- -------------------------------------
                    Name                        Exercisable       Unexercisable       Exercisable       Unexercisable
-------------------------------------------------------------------------------------------------------------------------
Sayed Ali                                         5,000             70,000             0                 0

-----------------------

(1) Based on the closing bid price for the Company's Common Stock at the close of market on December 31, 1997 as reported by NASDAQ


Board Compensation Committee Report on Executive Compensation

         The Compensation Committee is responsible for setting base compensation, awarding bonuses and setting the number and terms of options for the executive officers. None of the current Committee members are employees of the Company.

          Compensation Committee Interlocks and Insider Participation. The Committee currently consists of Messrs. Donohue and Graves.

         Employment Agreement. The Company has entered into a five year employment agreement with Sayed Ali, the Company's President. The term of the agreement commenced January 1, 1997 and provides for annual base compensation of $96,000 and $108,000 over each of the calendar years 1997 and 1998 and $120,000 thereafter. The agreement also calls for Mr. Ali to receive 60,000 options to purchase Common Stock under the Company's 1996 Stock Option Plan, exercisable at $3.30 per share, which vest 20,000 per year over the first three anniversaries of the date of grant. In addition, Mr. Ali is eligible to receive annual cash bonuses as well as additional option grants at the discretion of the Board of Directors. Finally, the agreement provides that upon a termination of employment, Mr. Ali will be entitled to a severance payment equal to his annual base compensation.

         Discussion. At present, the Company has only one executive officer, Mr. Ali, who has an Employment Agreement with the Company as discussed above. In fiscal 1997, the Company did not achieve significant pretax income, and no cash bonuses were awarded to Mr. Ali. Nonetheless, the Committee believed that the Company had achieved significant performance in effecting the initial public offering, taking on the additional duties of Chief Financial Officer for a portion of the year and securing additional concession agreements, the Committee believed additional compensation to Mr. Ali was appropriate. Accordingly, Mr. Ali received 15,000 options to purchase Common Stock, 5,000 of which have vested and an additional 10,000 of which vest 5,000 per year over the next two anniversaries of the date of the grant. The Company anticipates adding additional executive officers in the current fiscal year. The Company's compensation structure is designed with the fundamental philosophy of providing executives with an interest in both the Company's short and long term profitability. The Company's executive officer compensation program consists of three components, (i) a base salary component, (ii) an annual bonus component, and (iii) an equity component. The Committee intends to establish base salaries for executive officers at a modest level sufficient to attract and retain such executives. The annual bonus components may be paid in cash or options. Presently annual bonus awards are made in the discretion of the Committee. The Committee believes that the dynamic nature of the Company in its current stage may render formula based bonuses inequitable from either the Company's or the employees perspective, depending on circumstances outside of the employee's control. In making such awards, the Committee will review the Company's overall performance but also the individual's contribution to overall success. Annual bonus awards may be given in instances where the Committee feels the contribution of long-term benefit to the Company, even if it did not result in directly accountable revenues or income. The Company's stock option awards are designed to compliment the annual incentive program, by providing an interest in long-term profitability. Option Grants may also be awarded at the inception of employment as an inducement to attract key employees.

         Compensation Committee. John P. Donohue and Booker T. Graves.


                             PRINCIPAL SHAREHOLDERS

         The following table sets forth certain information known to the Company with respect to the beneficial ownership of the Company's Common Stock as of January 15, 1998 by (i) each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each of the Company's directors and executive officers, and (iii) all officers and directors of the Company as a group. Except as otherwise listed below, the address of each person is c/o Creative Host Services, Inc. 6335 Ferris Square, Suites G-H, San Diego, California 92126.


    Name and Address of Owner                     Shares Beneficially Owned(1)
-------------------------------------------------------------------------------
                                                 Number              Percent(2)
                                            -----------------------------------
Sayed Ali                                        960,000(3)           30.2%

David H. Sugerman                                155,000               5.0%
17408 Superior Avenue
Northridge, CA 91325

Booker T. Graves                                   3,525(4)               *

John P. Donahue, Jr.                               2,500(5)               *

Paul A. Karas                                      2,500(5)               *

Tasneem Vakharia                                  25,000(6)               *

All officers and directors as a group
  (6 persons)                                     993,525(7)           30.5%

--------------------

  *      Less than one percent.

(1) Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options warrants currently exercisable or convertible, or exercisable or convertible within 60 days of January 15, 1998, are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person. Except as pursuant to applicable community property laws, the persons named in the table having sole voting and investment power with respect to all shares of Common Stock beneficially owned.
(2) Does not include (i) 577,500 shares of Common Stock issuable upon exercise of outstanding warrants, or (ii) the 100,000 shares of Common Stock issuable in connection with the repurchase of certain concession rights at the Denver International Airport.
(3) Includes 25,000 shares issuable upon the exercise of options outstanding under the Company's 1997 Stock Option Plan. Does not include 50,000 shares issuable upon exercise of invested options which vest over the two year period subsequent to January 15, 1998.
(4) Includes 2,500 shares issuable upon the exercise of options outstanding under the Company's 1997 Stock Option Plan. Does not include 12,500 shares issuable upon exercise of invested options which vest over the two year period subsequent to January 15, 1998.

(5) Consists solely of shares issuable upon the exercise of options outstanding under the Company's 1997 Stock Option Plan. Does not include 12,500 shares issuable upon exercise of invested options which vest over the next two years.
(6) Consists solely of shares issuable upon the exercise of options outstanding under the Company's 1997 Stock Option Plan. Does not include 10,000 shares issuable upon exercise of invested options which vest January, 1999.
(7) Includes 57,500 shares issuable upon the exercise of options outstanding under the Company's 1997 Stock Option Plan. Does not include 97,500 shares issuable upon exercise of unvested stock options which vest over the two year period subsequent to January 15, 1998.


                             SELLING SECURITYHOLDERS

         An aggregate of 572,650 shares of Common Stock ("Common Stock") of Creative Host Services, Inc. (the "Company") and 462,500 Redeemable Common Stock Purchase Warrants ("Warrants") may be offered by the Selling Securityholders who received their shares of Common Stock and Warrants in connection with private placements by the Company completed in January and February, 1997 (collectively, the "Private Placement"). Each Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $5.40 subject to adjustment, until July 21, 2000. The Warrants are subject to redemption by the Company at a price of $.05 per Warrant on 45 days written notice if the last sale price of the Common Stock exceeds 150% of the Warrant exercise price for at least 20 of the 30 trading days immediately preceding the notice of redemption.

         The following table sets forth certain information with respect to each Selling Securityholder for whom the Company is registering securities for resale to the public. Beneficial ownership of the Common Stock by such Selling
Securityholders after this offering will depend on the number of shares of Common Stock sold by each Selling Securityholder. There are no material relationships between any of the Selling Securityholders and the Company, nor have any such relationships existed within the past three years.

                                                    Number of Shares
                                                Beneficially Owned as of
            Selling Securityholder                 March 31, 1998(1)        Shares Offered   Warrants Offered
-------------------------------------------------------------------------------------------------------------
Jim L. Biddix                                           11,700                6,700              5,000
Frederick C. Boos                                       11,700                6,700              5,000
Theodore A. Buder                                       11,700                6,700              5,000
Jeannette Ward Bugge                                    23,400                13,400            10,000
Caribou Capital Bridge Fund LLC                         17,550                10,050             7,500
Victor L. Chinn                                         11,700                6,700              5,000
John Chrabasz                                            7,500                5,000              2,500
Robert Cohen                                            11,700                6,700              5,000
Coombs & Company                                        11,700                6,700              5,000
James E. Dean                                            5,850                3,350              2,500
Norman M. Dean                                          11,700                6,700              5,000
David W. Dennin                                         11,700                6,700              5,000
Dennis Erickson                                         11,700                6,700              5,000
Joel T. Feldman                                          5,850                3,350              2,500
S. Marcus Finkle                                        58,500                33,500            25,000
Michael B. Gray                                          5,850                3,350              2,500
Harden Retirement Plan, John C. Harden and              11,700                6,700              5,000
     Margaret D. Harden, Trustees, dtd 7/1/86
Bill R. Hay                                             11,700                6,700              5,000
Richard C. Jelinek                                      70,200                40,200            30,000
Berkeley D. Johnson                                     11,700                6,700              5,000
Samuel L. Johnson & Margaret R. Johnson JTWROS          11,700                6,700              5,000
Kearney Investments                                     11,700                6,700              5,000
Allen E. Knutson & Mary P. Knutson                      11,700                6,700              5,000
JTWROS
Michael Lee                                             11,700                6,700              5,000
Rudy Dan Luther                                         11,700                6,700              5,000
Carolyn B. MacRossie                                    23,400                13,400            10,000
MIN Computer Consultants, Inc.                          11,700                6,700              5,000
Thomas A. Moore & Carolyn W. Moore, JTWROS              11,700                6,700              5,000


                                                    Number of Shares
                                                Beneficially Owned as of
            Selling Securityholder                 March 31, 1998(1)        Shares Offered   Warrants Offered
-------------------------------------------------------------------------------------------------------------
Alexander Neel                                          11,700                6,700              5,000
Alan Rosenbaum                                           9,360                5,360              4,000
Jeffrey Rubin                                           11,700                6,700              5,000
Gerald R. Sensabaugh Jr. and Elizabeth J. Sensabaugh,   11,700                6,700              5,000
     JTWROS
Lee E. Schlessman                                       11,700                6,700              5,000
C. Gary Skartvedt                                       11,700                6,700              5,000
Robert D. Smith                                         11,700                6,700              5,000
Swedbank (Luxembourg) S.A.                              117,000               67,000            50,000
John M. Tonani                                          23,400                13,400            10,000
Kristina B. Weller                                      23,400                13,400            10,000
Richard Wham and Julie K. Wham JTWROS                    5,850                3,350              2,500
Robert J. Zappa                                         11,700                6,700              5,000
Stephen M. Walker                                       11,700                6,700              5,000
Don Stephen Aron                                        11,700                6,700              5,000
CORD Investment Company                                 30,420                17,420            13,000
Al Blum & Co. Restated Employee Retirement Plan         23,400                13,400            10,000
     DTD 8/19/94
Felix & Joyce Campos JTWROS                             11,700                6,700              5,000
Stanley & Barbara Chason JTWROS                         11,700                6,700              5,000
Ronald H. Feltenstein                                   11,700                6,700              5,000
Alan W. George                                          11,700                6,700              5,000
Gerald Gray                                              8,190                4,690              3,500
W.B. Lindley                                            23,400                13,400            10,000
Nicholas R. Mellilo, James J. Mellilo                   16,380                9,380              7,000
     and Stella F. Mellilo JTWROS
Wayne Saker                                             11,700                6,700              5,000
Scott Richter                                           11,700                6,700              5,000
Henry R. Robinson                                       11,700                6,700              5,000
RWM, Inc. Defined Benefit Plan                          11,700                6,700              5,000
Roger W. McKinney, Trustee
Richard Baldwin Small                                   11,700                6,700              5,000
Scott Thornock                                           5,850                3,350              2,500
U.S. Transportation                                     62,500                                  62,500
David Sugarman                                          155,000               35,000
                                               ---------------------------------------------------------------------
                                               ---------------------------------------------------------------------


------------------

(1) Includes shares of Common Stock which will be received upon the exercise of Warrants held by the Selling Securityholders, which Warrants are exercisable as of the date of this Prospectus.

                            DESCRIPTION OF SECURITIES

Common Stock

         The Company is authorized to issue 20,000,000 shares of Common Stock, no par value, of which 1,200,000 shares are currently outstanding. Holders of Common Stock are entitled to dividends when, as and if declared by the Board of Directors out of funds available therefor, subject to loan agreement limitations and priority as to dividends for Preferred Stock that may be outstanding. Holders of Common Stock are entitled to cast one vote for each share held at all stockholder meetings for all purposes, including the election of directors. The holders of more than 50% of the Common Stock issued and outstanding and entitled to vote, present in person or by proxy, constitute a quorum at all meetings of stockholders. The vote of the holders of a majority of Common Stock (and Preferred Stock voting as Common Stock) present at such a meeting will decide any question brought before such meeting, except for certain actions such as amendments to the Company's Articles of Incorporation, mergers or dissolutions which require the vote of the holders of a majority of the outstanding Common Stock. Upon liquidation or dissolution, the holder of each outstanding share of Common Stock will be entitled to share equally in the assets of the Company legally available for distribution to such stockholder after payment of all liabilities and after distributions to preferred stockholders legally entitled to such distributions. Holders of Common Stock do not have any preemptive, subscription or redemption rights. They are entitled to cumulative voting rights for the election of directors under California law. All outstanding shares of Common Stock are fully paid and nonassessable.

The Warrants

         The Company currently has outstanding 462,500 Warrants. Each Warrant grants its holder the right to purchase one share of the Common Stock of the Company for a purchase price equal to $5.40 or 120% of the public offering price for the Common Stock offered hereby at any time until July 21, 2000. The Warrants include customary antidilution protection for the Warrantholders and are governed by the terms of a Warrant Agreement between the Company and the holders of the Warrants. The Warrants are redeemable upon 45 days written notice, at the option of the Company, commencing one year after the date of this Prospectus, in the event that the last sale price for the Company's Common Stock exceeds 150% of the then current Warrant exercise price for 20 out of 30 trading days prior to the Company's mailing of the notice of election to redeem.


                             MARKET FOR COMMON STOCK
                         AND RELATED STOCKHOLDER MATTERS

         The Company's Common Stock trades on the NASDAQ Market under the symbol CHST. The Company completed its initial public offering on July 22, 1997 and its stock began trading on the Exchange at that time. The number of recordholders of the Common Stock was ___ on June 15, 1998. The Company believes that there is a significant number of beneficial owners of its Common Stock whose shares are held in "street name." The closing sales price of the Common Stock on May 18, 1998 was $2.75 per share.

         The high and low stock closing sales prices for quarters since the Company's initial public offering as follows:


                                                Low                      High
                                    -------------------------------------------

September 30, 1997                            $ 3.81                    $4.75
December 31, 1997                             $ 1.86                    $4.25
March 31, 1998                                $ 2.00                    $2.88

                              PLAN OF DISTRIBUTION

         Sales of the shares of Common Stock, the Warrants and the shares of Common Stock underlying the Warrants by the Selling Securityholders may be effected from time to time in transactions (which may include block transactions) in the over-the-counter market, in negotiated transactions, through the writing of options on the Common Stock or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Common Stock, Warrants or Common Stock underlying the Warrants directly to purchasers or through broker-dealers that may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of shares of Common Stock or Warrants for whom such broker- dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

         The Selling Securityholders and any broker-dealers that act in connection with the sale of the shares of Common Stock, the Warrants or the shares of Common Stock underlying the Warrants as principals may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any commissions received by them and any profit on the resale of the shares of Common Stock, the Warrants or the shares of Common Stock underlying the Warrants as principals might be deemed to be underwriting discounts and commission under the Securities Act. The Selling Securityholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares of Common Stock, the Warrants or the shares of Common Stock underlying the Warrants against certain liabilities, including liabilities under the Securities Act. The Company will not receive any proceeds from the sale of shares of Common Stock, Warrants or shares of Common Stock underlying the Warrants by the Selling Securityholders. The Company will receive proceeds from the exercise of the Warrants; if all of the Warrants are exercised, the Company will receive gross proceeds of $2,497.500. Sales of the shares of Common Stock, the Warrants and the shares of Common Stock underlying the Warrants by the Selling Securityholders, or even the potential of such sales, would likely have an adverse impact on the market price of the Common Stock.

         The shares of Common Stock, the Warrants and the shares of Common Stock underlying the Warrants are offered by the Selling Securityholders on a delayed or continuous basis pursuant to Rule 415 under the Securities Act. The Company has agreed to pay all expenses incurred in connection with the registration of the shares and warrant offered by the Selling Securityholders; provided, however, that the Selling Securityholders shall be exclusively liable to pay any and all commissions, discounts and other payments to broker-dealers incurred in connection with their sale of the shares and Warrants.


                                  LEGAL MATTERS

         The validity of the Common Stock offered hereby will be passed upon for the Company by Luce, Forward, Hamilton & Scripps LLP, 600 W. Broadway, Suite 2600, San Diego, California 92101.


                                     EXPERTS

         The financial statements of the Company as of December 31, 1996 and December 31, 1997 have been audited by Stonefield Josephson, independent certified public accountants, as set forth in their report appearing with the financial statements, have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                          CREATIVE HOST SERVICES, INC.

                               (FORMERLY KNOWN AS
                       ST. CLAIR DEVELOPMENT CORPORATION)

                              FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 1997






                                    CONTENTS

                                                                          Page

Independent Auditors' Report                                              F-2

Financial Statements:
         Balance Sheet                                                    F-3
         Statements of Income and Operations                              F-4
         Statement of Shareholder's Equity                                F-5
         Statements of Cash Flows                                         F-6
         Notes to Financial Statements                                    F-7

                          INDEPENDENT AUDITORS' REPORT



Board of Directors
Creative Host Services, Inc.
San Diego, California

We have audited the accompanying balance sheet of Creative Host Services, Inc., as of December 31, 1997, and the related statements of income and operations, shareholder's equity and cash flows for each of the years ended December 31, 1996 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Creative Host Services, Inc., at December 31, 1997, and the results of its operations and cash flows for the years ended December 31, 1996 and 1997, in conformity with generally accepted accounting principles.




CERTIFIED PUBLIC ACCOUNTANTS

Santa Monica, California
February 20, 1998

                          CREATIVE HOST SERVICES, INC.

                                  BALANCE SHEET



                                     ASSETS


                                                                  Three Month
                                        Fiscal Year Ended         Period Ended
                                           December 31,            March 31,
                                               1997                   1998
                                        ---------------------------------------
Current assets:
     Cash                                  $1,109,299              $ 629,618
     Receivables                              424,177                538,932
     Inventory                                327,404                344,899
     Prepaid & Other                           29,510                 96,377
                                         --------------------------------------
          Total current assets             $1,890,320             $1,609,826
Net Property Plant and Equipment            5,056,100              5,392,755
Deposits and other assets                     138,984                109,074
Net Intangible Assets                          24,417                 19,359
                                         --------------------------------------
Total Assets                               $7,109,821             $7,131,014
                                         --------------------------------------

                      LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities:
   Accounts payable and accrued            $ 1,297,877            $ 1,321,971
   Current maturities of notes payable          33,686                 33,686
   Current maturities of leases payable        380,472                380,472
                                         --------------------------------------
          Total current liabilities         $1,712,035             $1,736,129
Notes payable, less current maturities         144,317                111,907
Leases payable, less current maturities        763,634                667,836
Shareholder's equity:
     Common stock                            5,820,514              5,820,514
     Additional paid-in capital                857,537                857,539
     Deficiency                             (2,188,216)            (2,062,909)
                                         --------------------------------------
          Total shareholder's equity        $4,489,835             $4,615,142
                                         --------------------------------------

Total Liabilities and Stockholder's Equity  $7,109,821             $7,131,014
                                         --------------------------------------



See accompanying independent auditors' report and notes to financial statements.

                          CREATIVE HOST SERVICES, INC.

                       STATEMENT OF INCOME AND OPERATIONS


                                                                Years Ended                   Three Months Ended
                                                               December 31,                        March 31,
                                                    ------------------------------------------------------------------------------
                                                          1996             1997             1997             1998
                                                    ------------------------------------------------------------------------------
Revenues:
     Airport Concessions                                  $4,822,804       $9,035,807       $1,868,275       $3,276,590
     Food Preparation Center Sales                           742,434          659,008          154,997          165,023
     Franchise Royalties                                     126,407          107,714           32,509           14,301
                                                    -----------------------------------------------------------------------------
          Total revenues                                   5,691,645        9,802,529       $2,055,782       $3,455,914
     Cost of goods sold                                    1,752,541        3,126,711          676,288        1,054,327
                                                    -----------------------------------------------------------------------------
     Gross profit                                          3,939,104        6,675,818       $1,379,514       $2,401,587
                                                    -----------------------------------------------------------------------------
Operating costs and expenses:
     Payroll and other employee benefits                   1,771,720        3,524,001          666,063        1,047,977
     Occupancy                                             1,101,593        1,790,306          308,450          529,955
     General, administrative and selling expenses            683,097        1,124,556          321,160          660,342
                                                    -----------------------------------------------------------------------------
          Total operating costs and expenses               3,556,410        6,438,863        1,295,673        2,238,274
                                                    -----------------------------------------------------------------------------
Income from operations                                   $   382,694       $  236,955         $ 83,841        $ 163,313
                                                    -----------------------------------------------------------------------------
Interest expense - net                                      (195,120)        (205,965)         (65,327)         (37,734)
Other income                                                       0            6,641                0             (272)
                                                    -----------------------------------------------------------------------------
Net income                                                   187,574           37,631           18,514          125,307
Net income (loss) applicable to common stock                 121,574          (41,869)         (11,986)         125,307)
                                                    -----------------------------------------------------------------------------
Net income per share                                            0.10           (0.02)           (0.01)             0.04
                                                    -----------------------------------------------------------------------------
Weighted average number of shares outstanding              1,200,000        2,004,596        1,200,000        3,098,492
                                                    -----------------------------------------------------------------------------



See accompanying independent auditors' report and notes to financial statements.

                          CREATIVE HOST SERVICES, INC.

                  STATEMENTS OF SHAREHOLDER'S EQUITY (DEFICIT)


                                                                                  8% convertible                          Total
                                              Common stock         Additional     preferred stock                     Shareholder's
                                              ------------          paid-in                           Accumulated        equity
                                       Shares           Amount     capital     Shares       Amount     deficit          (deficit)
                                       --------------------------------------------------------------------------------------------
Balance at January 1, 1996              1,200,000     $  621,875   $ 857,537               $          $(2,191,921)      $ (712,509)
Net income for the year ended                                                                             187,574          187,574
 December 31, 1996
Dividends payable to preferred
 shareholders                                                                                            (142,000)        (142,000)
                                        -------------------------------------------------------------------------------------------
Balance at December 31, 1996            1,200,000        621,875     857,537                           (2,146,347)        (666,935)
Net income for the year ended
 December 31, 1997                                                                                         37,631           37,631
Dividends payable to preferred
 shareholders                                                                                            (79,500)          (79,500)
Net proceeds from issuance of 8%
 redeemable convertible preferred
 stock                                                                          800,000      2,030,762                   2,030,762
Redemption of preferred stock                                                  (800,000)    (2,030,762)                 (2,030,762)
Net  proceeds  from  issuance
 of common  stock and effect of
 redemption  of 9% preferred stock
 and conversion of 8% convertible
 preferred shares                       1,898,492      5,198,639                                                         5,198,639
                                        -------------------------------------------------------------------------------------------
Balance at December 31, 1997            3,098,492    $ 5,820.514   $ 857.537        --     $       --  $(2,188,216)    $ 4,489,835
                                        ===========================================================================================



See accompanying independent auditors' report and notes to financial statements.

                          CREATIVE HOST SERVICES, INC.

                            STATEMENTS OF CASH FLOWS

                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                                  Years Ended                  Three Months Ended
                                                                 December 31,                       March 31,
                                                       ---------------------------------------------------------------------
                                                             1996             1997            1997            1998
                                                       ---------------------------------------------------------------------
Cash flows provided by (used for) operating activities:
     Net income                                               $ 187,574        $  37,631       $  18,514       $ 125,307
Adjustments to reconcile net income (loss) to net
cash provided by operating activities:
     Depreciation and amortization                              157,383          291,372          49,360         106,443
Change in operating assets and liabilities:
     Accounts Receivable                                      (273,766)         (60,136)          18,692       (114,756)
     Inventory                                                (130,083)        (113,117)          24,766        (17,495)
     Prepaid expenses and other current assets                    2,921         (11,247)           1,746        (66,867)
     Accounts payable and accrued expenses                      320,078          622,352          32,335          24,094
                                                       ----------------------------------------------------------------------
     Net cash provided by (used for) operating
     activities                                                 281,829          755,706         145,413          56,726
Cash flows provided by (used for) investing
activities:
     Acquisition of furniture and equipment                 (1,413,302)      (3,343,709)       (794,883)       (443,098)
     (Increase) decrease in deposit                           (200,803)           57,644        (11,031)          29,910
     (Increase) decrease in intangible assets                   (4,294)                0          21,250           5,058
                                                       ----------------------------------------------------------------------
     Net cash used for investing activities                 (1,618,399)      (3,286,067)       (784,664)       (408,130)
Cash flows provided by (used for) financing
activities:
     Net proceeds from leases payable                           871,954           90,687                        (95,797)
     Payments on notes payable                                  334,566           27,133       (313,143)        (32,410)
     Issuance of capital stock                                        0        5,198,639       2,117,637               0
     Cash dividends on preferred stock                                0        (216,496)        (30,500)               0
     Sale of convertible redeemable preferred stock                   0                0       (322,622)               0
     Proceeds from redemption of preferred stock                      0        (724,933)               0               0
     Repayment of notes payable                                       0        (417,004)               0               0
     Repayment of leases payable                                      0        (319,436)               0               0
                                                       ---------------------------------------------------------------------
     Net cash provided by (used for) financing
     activities                                               1,206,520        3,638,590       1,451,372       (128,207)
                                                       ---------------------------------------------------------------------
Net increase (decrease) in cash                               (130,050)        1,108,229         812,121       (479,611)
Cash, beginning of the year                                     131,050            1,000          75,549       1,109,229
                                                       ---------------------------------------------------------------------
Cash ending of the period                                       $ 1,000       $1,109,229       $ 887,670       $ 629,618
                                                       ---------------------------------------------------------------------

See accompanying independent auditors' report and notes to financial statements.

                          CREATIVE HOST SERVICES, INC.

                          NOTES TO FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 1997


(1)      Summary of Significant Accounting Policies:

         Organization and Basis of Presentations:

         Creative Host Services, Inc. formerly known as St. Clair Development Corporation) was formed in 1986 to acquire the operating assets of Creative Croissants, Inc., which consisted of a food preparation center in San Diego and two French-style cafes featuring hot meal croissants, muffins, pastas and salads. The cafes were acquired in May 1987 and the food preparation center was acquired in April 1988 in transactions accounted for using the purchase method of accounting. In 1989, the Company commenced franchising operations, licensing its trademarks to third parties, who agreed to purchase baked goods from the Company's food preparation center under franchise arrangements with the Company, and earned an initial franchise fee, a royalty based upon sales, and in some cases, advertising and marketing fees as a percentage of gross sales. In 1995, the Company began operating company owned food and beverage concessions at airports and commenced certain in-flight catering sales. The Company also sells baked goods from its food preparation center, directly to restaurants, hospitals and other institutional clients in the San Diego area. The accompanying financial statements include the operations of Company-owned concessions (mainly at various airports across the United States), revenues earned from franchisees, and operations from its wholesale food preparation activities.

         Revenue Recognition:

         Concession revenues are recorded as the sales are made; sales from the food preparation center are recorded upon shipment and revenues from in-flight catering are recorded upon delivery. Revenues from the initial sale of individual franchises are recognized, net of an allowance for uncollectible amounts and any commissions to outside brokers, when substantially all significant services to be provided by the Company have been performed.

         Use of Estimates:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Fair Value:

         Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

         Inventory:

         Inventory, consisting principally of foodstuffs and supplies, is valued at the lower of cost (first-in, first-out) or market.

                          CREATIVE HOST SERVICES, INC.

                          YEAR ENDED DECEMBER 31, 1997


         Property and Equipment:

         Property and equipment are recorded at cost. Intangible assets arose from the excess of purchase price over the underlying fair value of assets acquired, and from the repurchase of marketing rights within certain geographic territories that had previously been sold to third parties. For financial statement purposes, depreciation and amortization is computed primarily by the straight-line method over the estimated useful lives of the assets, as follows:



         Office equipment                                              10 years
         Restaurant concession and commissary equipment                10 years
         Excess of cost over fair value assigned to net assets          5 years
         Marketing rights                                               5 years

         Leasehold improvements are amortized over the useful lives of the improvements, or terms of the leases, whichever is shorter.

         Income Taxes:

         Deferred income taxes arise from temporary differences in the basis of assets and liabilities reported for financial statement and income tax purposes.

         Earnings Per Share:

         Earnings per share is computed based upon the weighted average number of shares of common stock outstanding during each period, adjusted to reflect an approximate 1.7 to 1 stock split in 1996. Common stock equivalents have been excluded from the earnings per share calculation because their effect is either antidilutive or immaterial.

         In February 1997, the Company sold 800,000 units of 8% preferred shares and common stock purchase warrants in a private placement. In August 1997, the Company sold 1,150,000 shares of common stock from an initial public offering, raising net proceeds to approximately $5,200,000. 242,461 shares of preferred stock were redeemed and the remaining 553,539 shares were converted into 553,539 shares of common stock.

         The Company issued 265,000 common shares to two individuals in 1996 in exchange for services rendered primarily in 1995 and prior. Such shares are treated as outstanding for all reporting periods for earnings per share purposes.

         Management has adopted Financial Accounting Standards Board statement No. 128, which requires companies to report "basic" earnings per share, which will exclude options, warrants and other convertible securities. The accounting and disclose requirements of this statement are effective for financial statements for fiscal years beginning after December 15, 1997, with earlier adoption encouraged. The effect of the adoption of this pronouncement was not material to the Company's financial statements.

                          CREATIVE HOST SERVICES, INC.

                          YEAR ENDED DECEMBER 31, 1997


         Cash Equivalents:

         For purposes of the statement of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations.

         Concentration of Credit Risk:

         The Company sells its bakery products to food distributors, retailers, franchisees and various airlines throughout the United States primarily through its own concession operations and does not require collateral. Over 90% of the Company's sales are on a cash basis. No single location accounts for more than 10% of the Company's revenues. Allowances have been provided for uncollectible amounts, which have historically been within management's expectations.

(2)      Property and Equipment:

         A summary at December 31, 1997 is as follows:



         Food and beverage concession equipment                  $ 5,333,071
         Food preparation equipment                                  352,932
         Leasehold improvements                                      133,198
         Office equipment                                             30,490
                                                                 --------------
                                                                   5,849,691
         Less accumulated deprecation and amortization               793,591
                                                                 --------------
                                                                 $ 5,056,100
                                                                 --------------

                          CREATIVE HOST SERVICES, INC.

                          YEAR ENDED DECEMBER 31, 1997


(3)      Intangible Assets:

         A summary at December 31, 1997 is as follows:



         Marketing rights                                           $ 77,174
         Franchise costs                                              85,296
                                                                   ----------
                                                                     162,470
         Less accumulated amortization                               138,053
                                                                   ----------
                                                                    $ 24,417
                                                                   ----------

(4)      Notes Payable:

         A summary is as follows:


         Note payable, bank, interest at prime
         plus 2.75%, due in monthly installments
         of $2,770  through  2002,  secured by
         all of the assets of the Company,
         personally guaranteed by the president
         and major  shareholder  including a second
         and third trust deed on personal residences                 $134,261

         Note payable to landlord of former
         franchisee, interest at the greater of 10%
         or bank prime rate plus 1%, due in monthly
         installments of $1,264 through 2001                           43,742
                                                                   -----------
                                                                      178,003
         Less current portion                                          33,686
                                                                   -----------
                                                                     $144,317
                                                                   -----------

The following is a summary of the principal amounts payable over the next five years and thereafter.



          1998                                                       $ 33,686
          1999                                                         36,908
          2000                                                         40,441
          2001                                                         35,240
          2002                                                         31,728
                                                                   ------------
                                                                     $178,003
                                                                   ------------


Interest  paid  for  all  corporate   borrowings   (including   leases)  totaled
approximately $206,000 and $195,000 for 1997 and 1996, respectively.

                          CREATIVE HOST SERVICES, INC.

                          YEAR ENDED DECEMBER 31, 1997


(5)      Leases Payable:

         A summary is as follows:



         Equipment  leases payable,  finance
         company,  approximate  average  interest
         at 17.5%, due in monthly installments
         through the year 2001, secured by food and
         beverage concession equipment                              $1,144,106

Less current portion                                                   380,472
                                                                   ------------
                                                                      $763,634
                                                                   ------------

The following is a summary of the principal amounts payable over the next four years:


          1998                                                     $   380,472
          1999                                                         411,227
          2000                                                         276,226
          2001                                                          76,181
                                                                    -----------
                                                                    $1,144,106
                                                                    -----------

(6)      Income Taxes:

         For federal income tax return purposes, the Company has available net operating loss carryforwards of approximately $1,936,000 which expire through 2008 and are available to offset future income tax liabilities. Due to the completion of an initial public offering, there are significant limitations on the Company's ability to utilize this operating loss carryforward.

         Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The effect of adopting SFAS 109 was not material to the Company's financial statements.

          Temporary differences which give rise to deferred tax assets and liabilities at December 31, 1997 are as follows:


          Allowance for doubtful accounts                             $  3,500
          Net Operating loss carryforwards                             774,400
                                                                     ----------
                                                                       777,900
          Valuation allowance                                         (777,900)
                                                                     ----------
          Net deferred taxes                                           $     --
                                                                     ----------

                          CREATIVE HOST SERVICES, INC.

                          YEAR ENDED DECEMBER 31, 1997


(7)      Commitments and Contingencies:

         The Company leases its office facility, food preparation center and concession locations under various lease agreements expiring through 2006. Rental expense under operating leases totaled $1,501,057 and $929,444 for 1997 and 1996, respectively. As of December 31, 1997, future minimum rental payments required under operating leases , exclusive of additional rental payments based on concession sales and numbers of enplanements, are as follows:


          Year ending December 31,
          1998                                                     $1,578,275
          1999                                                      1,586,805
          2000                                                      1,635,409
          2001                                                      1,640,409
          2002                                                      1,557,455
          Thereafter                                                5,336,917
                                                                   ----------
                                                                  $13,335,270
                                                                  ===========

         In connection with its franchising operations, the Company has guaranteed the lease obligations of two franchisees. Based upon historical operations of the franchisees and the remaining terms of the lease guarantees, management does not believe that any lease assumptions will result therefrom.

         In connection with the concessionaire agreements with various airport authorities, the Company has obtained surety bond coverage for the guarantee of lease payments in the event of non-performance under the agreements, in the aggregate amount of approximately $425,000. The insurer may seek indemnification from the Company for any amounts paid under these bonds.

(8)      Common Stock:

         In February 1997, the Company sold 800,000 units of 8% preferred shares and common stock purchase warrants in a private placement. In August 1997, the Company sold 1,150,000 shares of common stock from an initial public offering, raising net proceeds of approximately $5,200,000. All of the Company's 9% convertible preferred stock and 246,461 shares of the 8% preferred stock were redeemed. The remaining 553,539 8% preferred shares were converted into 553,539 shares of common stock.

(9)      Stock Options:

         During 1996, the Company granted options for the purchase of 35,000 of its shares at $1.00 per share, to an individual who had rendered services in 1995 and prior in connection with an initial public offering that was discontinued.

         The Company has adopted the 1997 Stock Option Plan (the "1997 Plan"). The 1997 Plan authorizes the issuance of an additional 280,000 shares of the Company's common stock pursuant to the exercise of options granted thereunder. The Compensation Committee of the Board of Directors administers the Plan, selects recipients to whom options are granted and determines the number of shares to be awarded. Options granted under the 1997

         Plan are exercisable at a price determined by the Compensation Committee at the time of grant, but in no event less than fair market value.

         The number and weighted average exercise prices of options both granted during 1996 and granted under the 1997 plan, for the years ended December 31, 1996 and 1997 are as follows:

                                           1996                                                 1997
                                           --------------------------------------------------------------------
                                                                   Average                              Average
                                                                  Exercise                             Exercise
                                                 Number             Price             Number             Price
                                                 ------           ---------           ------           --------
Outstanding at beginning of the year                 --            $--                35,000             $ 1.00
Outstanding at end of the year                   35,000             1.00             161,500               4.05
Exercisable at end of the year                   35,000             1.00             119,000               3.89
Granted during the year                          35,000             1.00             161,500               4.05
Exercised during the year                            --             --                35,000               1.00

         The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

         Proforma information regarding net income and earnings per share under the fair value method has not been presented as the amounts are immaterial.

       No dealer,  salesman  or any other
person has been  authorized  by the
Company to give any information or to make
any representations  other than those
contained in this Prospectus in connection
with the offering made hereby, and if
given or made, such information or                CREATIVE HOST SERVICES, INC.
representations may not be relied upon.
The Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than those specifically offered hereby or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction in which such offer or sale would be unlawful.
Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since any of the date as of which information is furnished or since the date of this Prospectus.

           -----------------

                                                      --------------------
           TABLE OF CONTENTS                              PROSPECTUS
                                                      --------------------
                                       Page

Summary Prospectus........................3
Risk Factors..............................7
Use of Proceeds..........................10
Dividend Policy..........................11
Management's Discussion and Analysis of
     Financial Condition and Results of
     Operations..........................12
Business of the Company..................17
Management...............................28
Principal Shareholders...................32
Selling Securityholders..................33
Description of Securities................35             ____________, 1998
Market for Common Stockand Related
     Stockholder Matters.................35
Plan of Distribution.....................36
Legal Matters............................36
Experts..................................36
Index to Financial Statements...........F-1

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 24.  Other Expenses Of Issuance And Distribution

         The following table sets forth the expenses other than any underwriting discounts or commissions, payable in connection with the distribution of the shares being registered. All expenses incurred in connection with the registration.
All amounts shown are estimates except for SEC Registration fee.


                                                                    Amount
SEC registration fee.......................................         $8,609
NASD registration fee......................................          3,341
Nasdaq fee.................................................         10,000
Printing and engraving.....................................         85,000
Legal fees and expenses....................................        135,000
Accounting fees and expenses...............................         45,000
Blue Sky filing fees and expenses..........................         20,000
Transfer agent's fees and expenses.........................         10,000
Miscellaneous..............................................          8,050
                                                                -------------
         TOTAL.............................................       $325,000
                                                                -------------


ITEM 25.  Indemnification Of Directors And Officers

         Under the California Corporations Code and the Company's Amended and Restated Articles of Incorporation, the Company's directors will have no personal liability to the Company or its shareholders for monetary damages incurred as the result of the breach or alleged breach by a director of his "duty of care". This provision does not apply to the directors' (i) acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (iii) approval of any transaction from which a director derives an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director's duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the corporation or its shareholders, (v) acts or omissions that constituted an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders, or (vi) approval of an unlawful dividend, distribution, stock repurchase or redemption. This provision would generally absolve directors of personal liability for negligence in the performance of duties, including gross negligence.

         The effect of this provision in the Company's Amended and Restated Articles of Incorporation is to eliminate the rights of the Company and its shareholders (through shareholder's derivative suits on behalf of the Company) to recover monetary damages against a director for breach of his fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through
(vi) above. This provision does not limit nor eliminate the rights of the Company or any shareholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Company's Restated Articles of Incorporation provides that if California law is amended to authorize the future elimination or limitation of the liability of a director, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the law, as amended. The California Corporations Code grants corporations the right to indemnify their directors, officers, employees and agents in accordance with applicable law. The Company's Bylaws provide for indemnification of such persons to the full extent allowable under applicable law.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 27.  Exhibits


   Exhibit No.                            Description

      1.1          Form of Underwriting Agreement.(1)
      1.2          Form of Representative's Share Option Agreement.(1)
      1.3          Form of Representative's Warrant Option Agreement.(1)
      3.1          Amended and Restated Articles of Incorporation(1)
      3.2          Bylaws(1)
      4.1          Specimen Certificate for Common Stock(1)
      4.2          Certificate of Determination for 8% Convertible Preferred
                   Stock.(1)
      4.3          Warrant Agreement (including form of Warrant Certificate).(1)
      4.4 Form of Mandatory Sale and Lock Up Agreement with Selling Securityholders.(1)
      5.1          Opinion of Luce, Forward, Hamilton & Scripps.(1)
      10.1         1997 Stock Option Plan(1)
      10.2         Employment Agreement between the Company and Sayed Ali(1)
      10.3 Lease Space In The Cedar Rapids Municipal Airport Terminal For The Purpose
                   of Operating Food/Beverage, News/Gift, And Airline Catering Concessions dated as of September 16, 1996 between the Company and Cedar Rapids Airport Commission.(1)
      10.4 Food And Beverage Concession Agreement And Lease dated as of October 4, 1996 between the Company and Richland-Lexington Airport District.(2)
      10.5         Agreement between the Company and Delta  Airlines.(1)
      10.6 Concession And Lease Agreement dated as of May 24, 1996 between the Company and Lehigh-Northhampton Airport Authority.(1)
      10.7 Food And Beverage Concession Agreement And Lease Bluegrass Airport between the Company and Lexington-Fayette
                   Urban  County Airport Board.(1)
      10.8         Food And Beverage Concession  Agreement dated as of
                   July 26, 1995 between the Company and Outagamie County.(1)
      10.9 Food And Beverage Lease And Concession Agreement dated as of May 17, 1996 between the Company and Roanoke Regional Airport Commission.(1)
      10.10 Food And Beverage Concession Agreement dated as of October 24, 1995 between the Company and the County of Dane.(1)
      10.11 Food And Beverage Concession Lease Agreement dated as of June 10, 1994 between the Company and the Port of Portland.(1)
      10.12 Concession Agreement dated as of March 25, 1995 between the Company and City of Los Angeles.(1)
      10.13 License And Use Agreement Food/Beverage Service Aspen/Pitkin County Airport 1994 Through 1999 dated as of April 1994 between the Company and Board of County Commissions of Pitkin County Colorado.(1)
      10.14 Food Court Agreement dated as of November 14, 1996 between the Company and City and County of Denver.(1)
      10.15 Agreement between the Company and the City and County of Denver as of November 19, 1996.(1)
      10.16 Agreement dated as of February 8, 1996 between the Company and the County of Orange.(1)

  Exhibit No.                                Description

      10.17        Concession  Agreement for Food and Beverage Operations at the
                   Des Moines International  Airport between the Company and the
                   City of Des Moines, Iowa dated as of June 2, 1997.(1)
      10.18        Concession   Agreement   between   the  City  of  Los  Angles
                   Department of Airports and the Company Covering the Operation
                   and Management of the Food and Beverage Package #3 Concession
                   at Ontario International Airport.
      10.19        Concession Agreement and Lease between the Piedmont Triad
                   Airport Authority and the Company.(1)
      10.20        Form of Franchise Agreement.(1)
      10.21        TCBY Franchise Agreement dated October 29, 1996 between TCBY
                   Systems, Inc., and St. Clair Development Corporation.(1)
      10.22        Industrial Real Estate Lease between the Company and WHPX-S
                   Real Estate Limited Partnership.(1)
      23.1         Consent of Luce,  Forward,  Hamilton  & Scripps  LLP
                   (contained  in Exhibit 5.1).
      23.2         Consent of Stonefield Josephson, independent accountants(1)
      24           Power of Attorney.

-------------

(1)      Filed previously.

                                  UNDERTAKINGS

         The Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement; and (iii) to include any additional or changed material information with respect to the plan of distribution.

         (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) To provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

         (5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding in connection with the securities being registered), the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (6) The undersigned Registrant hereby undertakes that it will:

                  (a) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act as part of this Registration Statement as of the time it was declared effective.

                  (b) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and the offering of such securities at that time as the initial bona fide offering of those securities.

         (7) The Registrant hereby undertakes to provide disclosure in the event that the underwriters in this offering enter into transactions with any of the selling security holders in the following manner, under the following circumstances: involving from 5% up to 10% of the registered selling security holders' securities - to file "sticker" supplements pursuant to Rule 424(c); involving over 10% of the registered selling security holders' securities - to file post-effective amendment to the Registration Statement.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in San Diego, State of California, on June 17, 1998.

                                             CREATIVE HOST SERVICES, INC.


                                             By:   /s/  SAYED ALI
                                               ------------------------------
                                               Sayed Ali, President


         Pursuant to the requirement of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

      Signature                         Title                         Date

/s/ Sayed Ali                President, Chief Executive Officer  June 17, 1998
----------------------       and Director
Sayed Ali

/s/  BOOKER T. GRAVES*       Director                            June 17, 1998
----------------------
Booker T. Graves

/s/  JOHN P. DONOHUE, JR.*   Director                            June 17, 1998
--------------------------
John P. Donohue, Jr.

/s/  PAUL A. KARAS*          Director                            June 17, 1998
-------------------
Paul A. Karas

* By Sayed Ali, Attorney in fact.